ARRANGEMENT AGREEMENT

among

PENINSULA RESOURCES LTD.

and

1543081 ALBERTA LTD.

and

ZODIAC EXPLORATION CORP.

____________________________________________________

Dated as of August 19, 2010

____________________________________________________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Number and Gender	10
1.3	Deemed Currency	10
1.4	No Strict Construction	10
1.5	Interpretation Not Affected by Headings	10
1.6	Date for any Action	10
1.7	Governing Law	11
1.8	Attornment	11
1.9	Accounting Matters	11
1.10	Material	11
1.11	Knowledge	11
1.12	Incorporation of Schedules	11
ARTICLE 2 THE ARRANGEMENT		12
2.1	Plan of Arrangement	12
2.2	Interim Order	12
2.3	Steps to be taken by Zodiac	13
2.4	Steps to be taken by Peninsula	13
2.5	Preparation of Filings	13
2.6	Effective Date	14
2.7	Alternative Transaction Structure	14
2.8	Joint Information Circular	14
2.9	Zodiac Board Recommendation	15
2.10	Peninsula Board Recommendation	15
2.11	Other Outstanding Rights	16
2.12	Other Outstanding Rights	16
2.13	Dissenting Shareholders	16
2.14	Shareholder Support Agreements	16
2.15	Disclosure Letters	17
2.16	Guarantee	17
2.17	Tax Withholdings	17
ARTICLE 3 PUBLICITY		17
3.1	Publicity	17
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		18
4.1	With Respect to Peninsula	18
4.2	With Respect to AcquisitionCo	18
4.3	With Respect to Zodiac	18
ARTICLE 5 COVENANTS OF ZODIAC		19
5.1	Covenants of Zodiac	19
5.2	Covenant Regarding Non Solicitation	21
5.3	Merger of Covenants	24
ARTICLE 6 COVENANTS OF PENINSULA AND ACQUISITIONCO		24
6.1	Covenants of Peninsula	24
6.2	Covenant Regarding Non Solicitation	30
6.3	Covenants of AcquisitionCo	32
6.4	Merger of Covenants	33
ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS		34
7.1	Conditions Precedent to the Obligations of Zodiac	34
7.2	Conditions Precedent to the Obligations of Peninsula and AcquisitionCo	35

- ii -

7.3	Mutual Conditions Precedent	37
7.4	Satisfaction of Conditions	38
ARTICLE 8 AGREEMENT AS TO NON-COMPLETION FEE		38
8.1	Zodiac Non-Completion Fee	38
8.2	Peninsula Non-Completion Fee	38
8.3	Liquidated Damages	39
8.4	Injunctive Relief and Specific Performance	39
ARTICLE 9 TERMINATION, AMENDMENT AND WAIVER		39
9.1	Termination	39
9.2	Effect of Termination	41
9.3	Amendment	41
9.4	Waiver	41
ARTICLE 10 CLOSING		41
10.1	Closing Date	41
10.2	Effect of Closing	41
10.3	Place of Closing	41
10.4	Other Closing Matters	42
ARTICLE 11 GENERAL PROVISIONS		42
11.1	Notices	42
11.2	Access to Information	43
11.3	Privacy Matters	43
11.4	Time of Essence	43
11.5	Entire Agreement	43
11.6	Assignment	43
11.7	Expenses	43
11.8	Binding Effect	44
11.9	Further Assurances	44
11.10	Severability	44
11.11	Counterpart Execution	44

SCHEDULE “A” - PLAN OF ARRANGEMENT
SCHEDULE “B” - FORMS OF SHAREHOLDER SUPPORT AGREEMENT
SCHEDULE “C” - REPRESENTATIONS AND WARRANTIES OF PENINSULA
SCHEDULE “D” - REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO
SCHEDULE “E” - REPRESENTATIONS AND WARRANTIES OF ZODIAC
SCHEDULE “F” - FORMS OF RESIGNATION AND RELEASE

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of August 19, 2010,

AMONG:

PENINSULA RESOURCES LTD., a body corporate existing under the laws of the Province of British Columbia with its head office in the City of Vancouver, in the Province of British Columbia (“Peninsula”)

AND:

1543081 ALBERTA LTD., a body corporate existing under the laws of the Province of Alberta with its head office in the City of Vancouver, in the Province of British Columbia (hereinafter called “AcquisitionCo”)

AND:

ZODIAC EXPLORATION CORP., a body corporate existing under the laws of the Province of Alberta with its head office in the City of Calgary, in the Province of Alberta (hereinafter called “Zodiac”)

WHEREAS upon the terms and subject to the conditions set out in this Agreement, the Parties hereto intend to effect a business combination transaction whereby, among other things, AcquisitionCo and Zodiac will amalgamate in accordance with the terms and conditions hereof;

AND WHEREAS AcquisitionCo is a wholly-owned subsidiary of Peninsula and has not carried on an active business and Peninsula desires that AcquisitionCo amalgamate with Zodiac in accordance with the terms and conditions hereof;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA (as defined below);

AND WHEREAS the board of directors of Zodiac has unanimously: (i) determined that the Arrangement is in the best interests of Zodiac; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the Zodiac Shareholders vote in favour of the Arrangement;

AND WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of Peninsula and AcquisitionCo to enter into this Agreement all of the directors and officers of Zodiac and certain securityholders of issued and outstanding Zodiac Shares have entered into support agreements substantially in the form of Schedule “B” annexed hereto;

AND WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of Zodiac to enter into this Agreement all of the directors and officers of Peninsula and certain securityholders of issued and outstanding Peninsula Shares have entered into support agreements substantially in the form of Schedule “B” annexed hereto;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, including the recitals and Schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9 as amended, including the regulations promulgated thereunder;

“AcquisitionCo” means 1543081 Alberta Ltd.;

“AcquisitionCo Common Shares” means the common shares in the capital of AcquisitionCo;

“AcquisitionCo Governing Documents” means the Certificate of Incorporation, the Articles of Incorporation each dated June 17, 2010 and the by-laws of AcquisitionCo;

“AcquisitionCo Resolution” means the special resolution of the sole shareholder of AcquisitionCo approving the Arrangement and the Arrangement Agreement;

“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this Arrangement Agreement, as the same may be amended or supplemented from time to time, and where applicable, to the appropriate Schedule hereto;

“AmalCo” means the continuing corporation resulting from the amalgamation of AcquisitionCo and Zodiac pursuant to the Plan of Arrangement;

“Arrangement” means the arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

“Articles of Arrangement” means the articles of arrangement of Zodiac and AcquisitionCo, in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted giving effect to the Arrangement;

“BCBCA” mean the Business Corporations Act, S.B.C. 2002, c.57 as amended, including the regulations promulgated thereunder;

“Business Day” means any day on which commercial banks are generally open for business in Calgary, Alberta and Vancouver, British Columbia, other than a Saturday, a Sunday or a day observed as a holiday (i) in Calgary, Alberta under the laws of the Province of Alberta; (ii) in Vancouver, British Columbia under the laws of the Province of British Columbia; or (iii) under the federal laws of Canada;

“Certificate” means the certificate or other confirmation of filing issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

“Closing” has the meaning ascribed to such term in Section 10.3;

“Confidentiality Agreements” has the meaning ascribed to such term in Section 11.2;

“Continuance” means the continuance of Peninsula from the Province of British Columbia to the Province of Alberta in accordance with Corporate Laws;

“Corporate Laws” means all applicable corporate laws, including the ABCA and the BCBCA;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Olympia Trust Company of Calgary, Alberta, to be appointed by the Parties to accept deposits of the Zodiac Shares;

“Disclosed Personal Information” has the meaning ascribed to such term in Section 11.3;

“Disclosure Letters” means, collectively, the Zodiac Disclosure Letter and the Peninsula Disclosure Letter;

“Dissent Rights” means the rights of dissent granted in favour of registered Zodiac Shareholders in respect of the Zodiac Arrangement Resolution as provided pursuant to the Plan of Arrangement;

“Dissenting Shareholder” means a registered Zodiac Shareholder, who, in connection with the Zodiac Arrangement Resolution at the Zodiac Special Meeting to approve the Arrangement, has sent to Zodiac, a written objection and a demand for payment within the time limits and in the manner prescribed by section 191 of the ABCA, respectively, with respect to such Zodiac Shareholder’s Zodiac Shares, as the case may be;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Environmental Laws” means all Laws relating in full or in part to the protection of the environment and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances and Substances;

“Exchange” means the TSX Venture Exchange;

“Final Order” means the order of the Court approving the Arrangement to be applied for by Zodiac following the approval of the Zodiac Arrangement Resolution and to be granted pursuant to subsection 193(9) of the ABCA in respect of the Zodiac Shareholders, Zodiac Subscription Receiptholders, Zodiac and AcquisitionCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GAAP” has the meaning ascribed to such term in Section 1.9;

“Governmental Entity” means any: (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

“Interim Order” means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA in respect of the Zodiac Shareholders, Zodiac Subscription Receiptholders, Zodiac and AcquisitionCo, containing declarations and directions with respect to the Arrangement and the holding of the Zodiac Special Meeting as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Joint Information Circular” means the joint management information circular of each of Zodiac and Peninsula in connection with their respective Special Meetings of their respective Shareholders;

“Laws” means all laws, by-laws, statutes, regulations, rules, orders, ordinances, judgments, decrees and other requirements, terms and conditions of any grant of approval, permission, authority, permit or license of any Governmental Entity or self-regulatory authority; and the term “applicable” with respect to such Laws and in the context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Material Adverse Change” or “Material Adverse Effect” means, when used in connection with a Party hereto, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, title to assets, properties, capitalization, condition (financial or otherwise), licenses, permits, concessions, rights, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or privileges, whether contractual or otherwise, of such Party and its subsidiaries (taken as a whole) other than a change, effect, event or occurrence resulting from: (i) a matter that has been disclosed by Zodiac to Peninsula in the Zodiac Disclosure Letter, on the one hand, or by Peninsula and AcquisitionCo to Zodiac in the Peninsula Disclosure Letter, on the other hand, as applicable, prior to the date hereof; (ii) conditions affecting the oil and gas industry as a whole; (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis; (v) any action taken by Zodiac, on the one hand, or Peninsula and AcquisitionCo, on the other hand, as the case may be, with the approval, consent or authority of the other (including actions permitted by this Agreement); or (vi) the results of any well commenced or completed by Zodiac, on the one hand, or Peninsula, on the other hand, after the date hereof (it being the intention of the Parties that a determination that any one or more wells completed or commenced after the date hereof is not capable of commercial production of oil or natural gas (or both) shall not be considered to have a Material Adverse Effect for the purposes of this Agreement or the Arrangement);

“Name Change” means the change of the name of Peninsula to Zodiac Exploration Ltd., or such other name as Zodiac shall determine;

“New Peninsula Option Plan” means the stock option plan of Peninsula to be adopted and ratified at the Peninsula Special Meeting which shall be substantially in the form as approved by Zodiac and Peninsula acting reasonably and in compliance with Laws;

“Parties” means Peninsula, AcquisitionCo and Zodiac; and “Party” means any one of them;

“Peninsula” means Peninsula Resources Ltd.;

“Peninsula Acquisition Proposal” means any written proposal or offer with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, dissolution, liquidation, consolidation or business combination involving any purchase by a single  Person (other than Zodiac, or any of its subsidiaries) or combination of Persons (other than Zodiac, or any of its subsidiaries) of Peninsula Shares that, if consummated, would result in any Person (other than Zodiac, or any of its subsidiaries) beneficially owning more than 20% of the voting rights attached to the Peninsula Shares, or any liquidation or winding up of Peninsula, or any of their respective material subsidiaries; (ii) any acquisition by any Person of Peninsula, or any of their respective subsidiaries, or any assets, where such assets represent more than 20% of the fair market value (on a consolidated basis) ascribed to Peninsula, or contribute more than 20% of the revenues (on a consolidated basis) of Peninsula (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of 20% or more of the Peninsula Shares or other securities of Peninsula then outstanding; or (iv) any similar business combination of or involving Peninsula and/or any of its subsidiaries that, if consummated, would result in any Person (other than Zodiac, or any of its subsidiaries) beneficially owning more than 20% of the voting rights attached to the Peninsula Shares, as the case may be;

“Peninsula Disclosure Letter” means the disclosure letter dated as of the date hereof from Peninsula and AcquisitionCo to Zodiac as amended, supplemented or otherwise agreed to between the Parties in writing prior to the Effective Date;

“Peninsula Financial Statements” means the audited comparative consolidated financial statements of Peninsula as at and for the year ended June 30, 2009 and the unaudited comparative consolidated financial statements of Peninsula as at and for the three and nine month periods ended March 31, 2010;

“Peninsula Governing Documents” means the Certificate of Continuation dated May 12, 2008, the Notice of Articles dated June 17, 2010 and the Articles of Peninsula;

“Peninsula Management Agreement” means the management agreement dated July 1, 2006 between Peninsula and Modaven Capital Corporation;

“Peninsula Officer Obligations” means any obligations or liabilities of Peninsula to pay any amount to its officers, directors, employees or consultants, other than for salary, bonuses under existing bonus arrangements, vacation pay and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices, and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and subject to Corporate Laws and, without limiting the generality of the foregoing, Peninsula Officer Obligations shall include the obligations of Peninsula and its subsidiaries to officers, employees or consultants for: (i) severance, termination or other payments on or in connection with the change of control pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to severance policy in the case of employees; (ii) retention bonus payments pursuant to any retention bonus program; or (iii) commissions, bonuses or other amounts payable to any employees, officers, directors or consultants in connection with acquisitions by Peninsula, including in connection with the Arrangement;

“Peninsula Options” means the outstanding options to acquire Peninsula Shares granted under the Peninsula Stock Option Plan;

“Peninsula Payment Event” has the meaning ascribed to such term in Section 8.2;

“Peninsula Resolutions” means the special resolutions of the Peninsula Shareholders approving the Name Change and the Continuance and the ordinary resolutions of the Peninsula Shareholders approving the Transaction and the New Peninsula Option Plan as required by applicable Laws and the rules of the Exchange;

“Peninsula Shareholders” means the holders of Peninsula Shares;

“Peninsula Shares” means the common shares in the capital of Peninsula;

“Peninsula Special Meeting” means the special meeting of the Peninsula Shareholders called to consider and vote upon the Peninsula Resolutions, and any adjournment thereof;

“Peninsula Stock Option Plan” means the stock option plan of Peninsula;

“Peninsula Warrants” means the outstanding warrants to purchase Peninsula Shares;

“Peninsula Working Capital Amount” means, as at May 31, 2010, working capital amount of $450,277;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form of Schedule “A” hereto, as amended or supplemented from time to time in accordance with the terms hereof and thereof;

“Public Record” means all information filed by Peninsula after January 1, 2009 with any Securities Authority in compliance, or intended compliance, with any Securities Laws;

“Registrar” means the Registrar of Corporations or Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

“Release” has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, throwing, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, disposal, spraying, burial, abandonment, incineration, seepage, injection, inoculation, exhaust or placement;

“Representatives” has the meaning ascribed to such term in Section 11.2;

“Resignation and Release” means the form of resignation and release attached hereto as Schedule “F”;

“Restrictions On Trading and Release from the Depositary” means the terms and conditions restricting the trading and release from the Depositary for the Zodiac Restricted Share Consideration as set forth in Appendix “A” to the Plan of Arrangement;

“Securities Authorities” means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and the Exchange;

“Securities Laws” means any applicable Canadian provincial securities laws and any other applicable securities law, rule, regulation, policy, notice, order and instrument promulgated thereunder and the rules of the Exchange;

“Shareholders” means, collectively, the Zodiac Shareholders and the Peninsula Shareholders;

“Shareholder Support Agreements” means the agreements executed and delivered by the Shareholders as contemplated in Subsections 7.1(a) and 7.2(a), which shall be substantially in the form set forth in Schedule “B” hereto;

“Special Meetings” means, collectively, the Zodiac Special Meeting and the Peninsula Special Meeting;

“Sproule” means Sproule USA Limited, independent oil and natural gas reservoirs engineers;

“subsidiary” means a subsidiary as defined in the Securities Act (Alberta), RSA 2000 cS-4;

“Substance” means (i) any matter that (A) is capable of becoming dispersed in the environment, or (B) is capable of becoming transformed in the environment into matter referred to in paragraph (A), (ii) any sound, vibration, heat, radiation or other form of energy, and (iii) any combination of things referred to in subclauses (i) and (ii);

“Superior Proposal” means an unsolicited, bona fide proposal made after the date hereof that: (i) involves the purchase or acquisition of or offer by a Person to purchase all of the outstanding shares or all or substantially all of the assets of either Zodiac or Peninsula; (ii) is made available to all or substantially all Zodiac Shareholders or Peninsula Shareholders and offers or makes available substantially equivalent consideration in form and amount per share to be purchased or otherwise acquired; (iii) is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of Zodiac or Peninsula or their respective subsidiaries beyond 5:00 p.m. (Calgary time) on the tenth Business Day after which access is first afforded to the Person making the proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Zodiac or Peninsula, during such ten Business Day period or thereafter); (iv) is reasonably likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (v) in respect of which any required financing to complete such proposal has been obtained or is reasonably likely to be obtained; and (vi) in respect of which the board of directors of Zodiac or Peninsula, as the case may be, determines in good faith (after consultation with its financial advisors and outside counsel) would, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to the Zodiac Shareholders or the Peninsula Shareholders, as the case may be, from a financial point of view than the transactions contemplated by this Agreement, provided that no proposal shall be a Superior Proposal if the Person making such Zodiac Acquisition Proposal or Peninsula Acquisition Proposal, as applicable, is in default of any standstill obligation with Zodiac or Peninsula, as the case may be;

“Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, provincial Crown royalties, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether intangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Transaction” means the acquisition by Peninsula of Zodiac, through the amalgamation of Zodiac and AcquisitionCo pursuant to the Arrangement and this Agreement;

“Transaction Resolution” means the ordinary resolution of Peninsula Shareholders approving the Transaction;

“Zodiac” means Zodiac Exploration Corp.;

“Zodiac Acquisition Proposal” means any written proposal or offer with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, dissolution, liquidation, consolidation or business combination involving any purchase by a single  Person (other than Peninsula, AcquisitionCo or any of their subsidiaries) or combination of Persons (other than Peninsula, AcquisitionCo or any of their subsidiaries) of Zodiac Shares that, if consummated, would result in any Person (other than Peninsula, AcquisitionCo or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Zodiac Shares, or any liquidation or winding up of Zodiac, or any of its material subsidiaries; (ii) any acquisition by any Person of Zodiac, or any of its subsidiaries or any assets, where such assets represent more than 20% of the fair market value (on a consolidated basis) ascribed to Zodiac, or contributes more than 20% of the revenues (on a consolidated basis) of Zodiac (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of 20% or more of the Zodiac Shares or other securities of Zodiac then outstanding; or (iv) any similar business combination of or involving Zodiac and/or any of its subsidiaries that, if consummated, would result in any Person (other than Peninsula, AcquisitionCo or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Zodiac Shares, as the case may be;

“Zodiac Arrangement Resolution” means the special resolution of the Zodiac Shareholders approving the Arrangement, as required by applicable Laws;

“Zodiac Class “A” Share Consideration” has the meaning ascribed to such term in the Plan of Arrangement;

“Zodiac Class “A” Shareholders” means the holders of Zodiac Class “A” Shares;

“Zodiac Class “A” Shares” means the Class “A” common shares in the capital of Zodiac which are created as part of the Arrangement;

“Zodiac Disclosure Letter” means the disclosure letter dated as of the date hereof from Zodiac to Peninsula as amended, supplemented or otherwise agreed to between the Parties in writing prior to the Effective Date;

“Zodiac Financial Statements” means the audited annual financial statements of Zodiac as at and for the year ended December 31, 2009 and the audited interim financial statements of Zodiac as at and for the three month period ended March 31, 2010;

“Zodiac Financing” means one or more brokered equity financings of Zodiac Subscription Receipts or other securities of Zodiac for up to an aggregate maximum gross proceeds of $40,000,000, plus an over allotment of a further $10,000,000, at an issue price of not less than $0.51 per Zodiac Share, which Zodiac Financing is intended to be completed prior to the Effective Time;

“Zodiac Governing Documents” means the Certificate of Incorporation dated June 12, 2008, the Articles of Incorporation dated June 12, 2008, the Certificate of Amendment and Registration of Restated Articles dated June 19, 2008, the Articles of Amendment dated June 19, 2008, the Certificate of Amendment and Registration of Restated Articles dated March 12, 2010, the Articles of Amendment dated March 12, 2010 and the by-laws of Zodiac;

“Zodiac Officer Obligations” means any obligations or liabilities of Zodiac to pay any amount to its officers, directors, employees or consultants, other than for salary, bonuses under existing bonus arrangements, vacation pay and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices, and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and subject to Corporate Laws and, without limiting the generality of the foregoing, Zodiac Officer Obligations shall include the obligations of Zodiac and its subsidiaries to officers, employees or consultants for: (i) severance, termination or other payments on or in connection with the change of control pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to severance policy in the case of employees; (ii) retention bonus payments pursuant to any retention bonus program; or (iii) commissions, bonuses or other amounts payable to any employees, officers, directors or consultants in connection with acquisitions by Zodiac, including in connection with the Arrangement;

“Zodiac Optionholders” means the holders of Zodiac Options;

 “Zodiac Options” means the outstanding options to acquire Zodiac Shares granted under the Zodiac Stock Option Plan;

“Zodiac Payment Event” has the meaning ascribed to such term in Section 8.1;

“Zodiac Performance Warrantholders” means the holders of Zodiac Performance Warrants;

“Zodiac Performance Warrants” means the outstanding performance warrants to purchase Zodiac Shares;

“Zodiac Prospect Report” means the independent engineering evaluation of Zodiac’s petroleum, natural gas liquids and natural gas interests prepared by Sproule, dated December 31, 2009 entitled “Technical Review of Certain P&NG Holdings of Zodiac Exploration Corp. in the San Joaquin Basin, California, USA”;

“Zodiac Reports” means collectively the Zodiac Prospect Report and the Zodiac Resource Report;

“Zodiac Resource Report” means the independent engineering evaluation of Zodiac’s petroleum, natural gas liquids and natural gas interests prepared by Sproule, dated June 1, 2010 entitled “Evaluation of the Jaguar Prospect, San Joaquin Basin, California”;

“Zodiac Restricted Share Consideration” has the meaning ascribed to such term in the Plan of Arrangement;

“Zodiac Shareholders” means the holders of Zodiac Shares;

“Zodiac Shares” means the common shares in the capital of Zodiac;

“Zodiac Special Meeting” means the special meeting of the Zodiac Shareholders called to consider and vote upon the Zodiac Arrangement Resolution, and any adjournment thereof;

“Zodiac Stock Option Plan” means the stock option plan of Zodiac;

“Zodiac Subscription Receiptholders” means the holders of Zodiac Subscription Receipts;

“Zodiac Subscription Receipts” means the subscription receipts to be issued pursuant to the Zodiac Financing, each of which represent the right to receive one Zodiac Share;

“Zodiac Warrantholders” means the holders of Zodiac Warrants;

“Zodiac Warrants” means the outstanding warrants to purchase Zodiac Shares;

“Zodiac Working Capital Amount” means, as at May 31, 2010, working capital of $13,000,000;

1.2

Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

1.3

Deemed Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.4

No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.5

Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, Subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the construction or interpretation of this Agreement.  Unless the contrary intention appears, references in this Agreement to an Article, Section, Subsection, paragraph or Schedule by number or letter or both refer to the specified Article, Section, Subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.6

Date for any Action

In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required or permitted to be taken, such action shall be required to be taken by or on the next succeeding day which is a Business Day.

1.7

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.8

Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court.  The Parties hereby irrevocably and unconditionally waive any objection to the choosing of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.9

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.10

Material

The terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter, either individually or in the aggregate with other matters, would materially affect a Party or would significantly impede the ability to complete the Arrangement in accordance with this Agreement and the Plan of Arrangement.

1.11

Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge: (i) in the case of Zodiac to: Murray Rodgers and Randy Neely; and (ii) in the case of Peninsula to: Len Guenther, Graham Reveleigh and Charles Ross, in each case after due inquiry including of his direct reports.

1.12

Incorporation of Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof:

Schedule “A”	Plan of Arrangement
Schedule “B”	Forms of Shareholder Support Agreement
Schedule “C”	Representations and Warranties of Peninsula
Schedule “D”	Representations and Warranties of AcquisitionCo
Schedule “E”	Representations and Warranties of Zodiac
Schedule “F”	Forms of Resignation and Release

ARTICLE 2
THE ARRANGEMENT

2.1

Plan of Arrangement

As soon as is reasonably practicable, Zodiac will forthwith file, proceed with and diligently prosecute in a manner acceptable to Peninsula and AcquisitionCo, acting reasonably, an application for an Interim Order providing for, among other things, the calling and holding of the Zodiac Special Meeting for the purpose of considering and, if deemed advisable, approving the Zodiac Arrangement Resolution.  Provided all necessary approvals for the Zodiac Arrangement Resolution, the Transaction Resolution and the AcquisitionCo Resolution are obtained from the Zodiac Shareholders, Peninsula Shareholders and the sole shareholder of AcquisitionCo, respectively, Zodiac shall submit the Arrangement to the Court and apply for the Final Order.  Upon issuance of the Final Order and subject to the conditions precedent in Article 7, the Parties shall forthwith proceed to file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2

Interim Order

The Interim Order shall provide that:

(a)

in respect of Zodiac:

(i)

the securities of Zodiac for which holders shall be entitled to vote on the Zodiac Arrangement Resolution shall be the Zodiac Shares;

(ii)

the Zodiac Shareholders shall be entitled to vote on the Zodiac Arrangement Resolution with each Zodiac Shareholder being entitled to one vote for each Zodiac Share held by such holder;

(iii)

the requisite majority for the approval of the Zodiac Arrangement Resolution at the Zodiac Special Meeting shall be two thirds of the votes cast by the Zodiac Shareholders present in person or by proxy at the Zodiac Special Meeting;

(iv)

that in all other respects, the terms, conditions and restrictions of the Zodiac Governing Documents, including quorum requirements and other matters, shall apply in respect of the  Zodiac Special Meeting;

(v)

for the grant of Dissent Rights only to the Zodiac Shareholders who are registered holders of Zodiac; and

(vi)

for notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.3

Steps to be taken by Zodiac

As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and applicable Laws, Zodiac shall use its reasonable commercial efforts to:

(a)

convene and hold the Zodiac Special Meeting for the purpose of considering the Zodiac Arrangement Resolution as soon as reasonably practicable and in any event, on or before September 30, 2010; and

(b)

except to the extent required by a Governmental Entity having jurisdiction, pursuant to an unsolicited motion approved at the Zodiac Special Meeting (which, subject to the provisions of Section 5.2 hereof, the management of Zodiac agrees to vote against and to cause any discretionary proxies in favour of management to be voted against) or as specifically contemplated herein, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Zodiac Special Meeting without the prior written consent of Peninsula.

2.4

Steps to be taken by Peninsula

As promptly as practical following the execution of this Agreement, and in compliance with applicable Laws, Peninsula shall use its reasonable commercial efforts to:

(a)

convene and hold the Peninsula Special Meeting for the purpose of considering the Peninsula Resolutions as soon as reasonably practicable and in any event, on or before September 30, 2010; and

(b)

except to the extent required by a Governmental Entity having jurisdiction, pursuant to an unsolicited motion approved at the Peninsula Special Meeting (which, subject to the provisions of Section 6.2 hereof, the management of Peninsula agrees to vote against and to cause any discretionary proxies in favour of management to be voted against) or as specifically contemplated herein, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Peninsula Special Meeting without the prior written consent of Zodiac.

2.5

Preparation of Filings

(a)

The Parties shall cooperate in:

(i)

the preparation of any application for the orders and the preparation of any other documents reasonably deemed by the Parties to be necessary to discharge their respective obligations under applicable Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)

the taking of all such action as may be required under any applicable Securities Laws in connection with the issuance of the Peninsula Shares pursuant to the Arrangement; and

(iii)

the taking of all such action as may be required under the ABCA and Securities Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement; and

(b)

Each of the Parties shall promptly furnish to the other all information concerning it and its security holders as may be required for the effectuation of the actions described in Section 2.1 and the foregoing provisions of this Section 2.5, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

2.6

Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

2.7

Alternative Transaction Structure

In the event that there is a failure to obtain, or if a Party reasonably anticipates that there will be a failure to obtain, a consent, order or other approval of a Governmental Entity (including the Exchange) required in connection with the approval of the Arrangement, then the Parties shall, upon the request of any other Party, use their reasonable commercial efforts to assist the other Party to successfully implement and complete any alternative transaction structure that does not have Material Adverse Effects for the Parties.  In the event that the transaction structure is modified as a result of any event contemplated pursuant to this Section 2.7 or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to reflect the revised transaction structure and the Parties hereto shall, upon the reasonable request of any Party hereto, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

2.8

Joint Information Circular

As promptly as practicable after execution of this Agreement, each of Zodiac and Peninsula shall prepare a Joint Information Circular (setting forth inter alia the recommendations of their board of directors set forth in Subsections 2.9(a) or 2.10(a), as applicable), reflecting the execution of the Shareholder Support Agreements referred to in Subsection 7.2(a) and the intention of the officers and directors referred to in Subsections 2.9(b) and 2.10(b), as applicable, and shall, on a timely basis, use their reasonable commercial efforts to co-operate in the preparation of all other documents and filings and the seeking and obtaining of all consents, orders and approvals, including the approval of any Governmental Entity (including the Exchange), any regulatory and judicial orders and approvals and other matters reasonably determined by them to be necessary in connection with this Agreement and the Arrangement and the necessary approvals of the Zodiac Shareholders and the Peninsula Shareholders.  Each of Zodiac and Peninsula shall ensure that their respective information in the Joint Information Circular and other documents, filings, consents, orders and approvals contemplated by this Section 2.8 are prepared in material compliance with, made and/or obtained in accordance with Corporate Laws, Securities Laws and all other applicable Laws and shall permit respective counsel to review and comment upon drafts of all such materials in connection with the Arrangement and give reasonable consideration to such comments.  Each of Zodiac and Peninsula shall ensure that the Joint Information Circular provides their respective Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them.  Peninsula and Zodiac shall ensure that all information to be provided by each of them for inclusion in the Joint Information Circular (including all financial information) shall be prepared in compliance with, made and/or obtained in accordance with Corporate Laws, Securities Laws and all other applicable Laws.  Each of Zodiac and Peninsula shall mail the Joint Information Circular to their respective Shareholders and to all other Persons required by Law with respect to the Special Meetings, all in accordance with the Interim Order, Corporate Laws, Securities Laws, other applicable Laws, the Zodiac Governing Documents or the Peninsula Governing Documents, as the case may be, and the requirements of any other regulatory authority having jurisdiction.  The term “Joint Information Circular” shall mean such proxy or other required information statement or circular, as the case may be, and all related materials at the time required to be mailed to the Shareholders in connection with the Special Meetings and all amendments or supplements thereto, if any.  Each of Zodiac and Peninsula shall use all reasonable commercial efforts to obtain and furnish the information required to be included in the Joint Information Circular.  The information to be provided by each of Zodiac and Peninsula for use in the Joint Information Circular, on both the date the Joint Information Circular is first mailed to Shareholders and on the date the Special Meetings are held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with applicable Law, and each of Zodiac, Peninsula and AcquisitionCo agree to promptly notify each other and to correct any such information provided by any of them for use in the Joint Information Circular which has ceased to meet such standard.  In such event, each of Zodiac and Peninsula, as applicable, shall prepare a supplement or amendment to the Joint Information Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Shareholders and/or filed with the relevant Securities Authorities and/or other Governmental Entity after the Parties and their counsel and advisors have had a reasonable opportunity to review and comment on all such documentation and all such documentation is in form and content reasonably satisfactory to each of Zodiac and Peninsula as contemplated herein.

2.9

Zodiac Board Recommendation

(a)

Zodiac represents that its board of directors has unanimously determined that:

(i)

the Arrangement is in the best interests of Zodiac and the Zodiac Shareholders;

(ii)

the consideration in respect of the Arrangement is fair, from a financial point of view, to Zodiac Shareholders;

(iii)

Zodiac’s board of directors has unanimously approved the Arrangement and the entering into of this Agreement and will unanimously recommend that Zodiac Shareholders vote in favour of the Arrangement, which recommendation may not be withdrawn, modified or changed in any manner, except as set forth herein; and

(b)

Zodiac represents that its officers and directors have advised it that, as at the date hereof, they intend to vote any Zodiac Shares held by them in favour of the Zodiac Arrangement Resolution.

2.10

Peninsula Board Recommendation

(a)

Peninsula represents that its board of directors has unanimously determined that:

(i)

the Transaction is in the best interests of Peninsula and the Peninsula Shareholders;

(ii)

the consideration in respect of the Transaction is fair, from a financial point of view, to Peninsula Shareholders;

(iii)

Peninsula’s board of directors has unanimously approved the Transaction and the entering into of this Agreement and will unanimously recommend that Peninsula Shareholders vote in favour of the Transaction, which recommendation may not be withdrawn, modified or changed in any manner, except as set forth herein;

(b)

Peninsula represents that its officers and directors have advised it that, as at the date hereof, they intend to vote any Peninsula Shares held by them in favour of the Peninsula Resolutions.

2.11

Other Outstanding Rights

Zodiac agrees and represents that:

(a)

The Zodiac Officer Obligations shall not exceed $1.00.

(b)

Zodiac acknowledges that prior to giving effect to any of the foregoing matters provided for in this Section 2.11, it shall cooperate and consult with Peninsula in respect thereof.

2.12

Other Outstanding Rights

Peninsula agrees and represents that:

(a)

The Peninsula Officer Obligations shall not exceed the amount of $1.00.

(b)

The Peninsula Management Agreement shall be terminated on or prior to the Effective Date for a total aggregate amount equal to $2,500 which amount has been pre-paid to Modaven Capital Corporation, and Peninsula confirms that no further payment is required to be made by Peninsula in connection therewith.

(c)

Peninsula shall provide that Zodiac Optionholders, Zodiac Performance Warrantholders and Zodiac Warrantholders shall be entitled to exercise their rights pursuant to the terms and conditions of such securities to acquire Peninsula Shares following completion of the Arrangement.

(d)

Peninsula acknowledges that prior to giving effect to any of the foregoing matters provided for in this Section 2.12, it shall cooperate and consult with Zodiac in respect thereof.

2.13

Dissenting Shareholders

Each registered Zodiac Shareholder may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement.  Zodiac shall give Peninsula (i) prompt notice of any written notices of the exercise of Dissent Rights, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by them and (ii) the opportunity to participate in all negotiations and proceedings with respect to such Dissent Rights.  Without the prior written consent of Peninsula, except as required by applicable Law, Zodiac shall not make any payment with respect to the exercise of any Dissent Rights or offer to settle or settle any Dissent Rights.

2.14

Shareholder Support Agreements

The Joint Information Circulars shall reflect the execution and delivery of the Shareholder Support Agreements described in Subsections 7.2(a) and 7.2(b) and the agreement of the directors, officers and Shareholders who execute such agreements and covenant to vote in favour of the Zodiac Arrangement Resolution at the Zodiac Special Meeting and the Peninsula Resolutions at the Peninsula Special Meeting.

2.15

Disclosure Letters

Notwithstanding anything in the Disclosure Letters to the contrary, all disclosures in the Disclosure Letters must reference a particular Section in this Agreement (including the Schedules) but will also be interpreted to relate to or modify other sections of this Agreement (including the Schedules) if the intention to relate to or modify such other sections of this Agreement is readily apparent on the face of such disclosure.  The inclusion of any item in the Disclosure Letters shall not be construed as an admission by either of Zodiac or Peninsula of the materiality of such item.

2.16

Guarantee

Peninsula hereby unconditionally and irrevocably guarantees the due and punctual performance by the AcquisitionCo of each and every covenant and obligation of AcquisitionCo (including the representations and warranties of AcquisitionCo) arising under this Agreement and the Arrangement, including, without limitation, the due and punctual payment of the aggregate consideration pursuant to the Arrangement.  Peninsula hereby agrees that Zodiac shall not have to proceed first against AcquisitionCo before exercising its rights under this guarantee against Peninsula.  Peninsula hereby agrees that this guarantee will not be discharged except by complete performance of the covenants and obligations of AcquisitionCo hereunder.

2.17

Tax Withholdings

Peninsula, AcquisitionCo and/or AmalCo shall be entitled to deduct and withhold from any consideration otherwise payable to any Zodiac Shareholder or Zodiac Class “A” Shareholder and, for greater certainty, from any amount payable to a Dissenting Shareholder, as the case may be, under the Arrangement such amounts as Peninsula, AcquisitionCo and/or AmalCo are required or reasonably believed to be required to deduct and withhold from such consideration in accordance with applicable Laws.  Any such amounts will be deducted and withheld from the consideration payable pursuant to the Arrangement and shall be treated for all purposes as having been paid to the Zodiac Shareholder or Zodiac Class “A” Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

ARTICLE 3
PUBLICITY

3.1

Publicity

Zodiac and Peninsula shall advise, consult and cooperate with each other prior to issuing, or permitting any of its directors, officers, employees or agents to issue any news release or otherwise make public statements to the press with respect to this Agreement, the Arrangement, the transactions contemplated hereby or any other material matters and in making any filing with a Governmental Entity with respect thereto, from the date hereof until the Effective Time.  Neither Zodiac nor Peninsula shall issue any such news release or make any such public statement prior to such consultation, except as may be required by applicable Law including, for greater certainty, in order to fulfill continuous disclosure obligations under Securities Laws or the fiduciary duties of the applicable board of directors and only after using its reasonable commercial efforts to consult each other taking into account the time constraints to which it is subject as a result of such Law or obligation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1

With Respect to Peninsula

(a)

Representations and Warranties

Peninsula hereby makes to Zodiac the representations and warranties set forth in Schedule “C” to this Agreement and acknowledges that Zodiac is relying upon those representations and warranties in connection with entering into this Agreement.

(b)

Investigation

Any investigation by Zodiac and their respective advisors shall not mitigate, diminish or affect the representations and warranties of Peninsula made in or pursuant to this Agreement.

(c)

Survival of Representations and Warranties

The representations and warranties of Peninsula contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Arrangement becoming effective.

4.2

With Respect to AcquisitionCo

(a)

Representations and Warranties

AcquisitionCo hereby makes to Zodiac the representations and warranties in relation to AcquisitionCo set forth in Schedule “D” to this Agreement and acknowledges that Zodiac is relying upon those representations and warranties in connection with entering into this Agreement.

(b)

Investigation

Any investigation by Zodiac and their respective advisors shall not mitigate, diminish or affect the representations and warranties of AcquisitionCo made in or pursuant to this Agreement.

(c)

Survival of Representations and Warranties

The representations and warranties of AcquisitionCo contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Arrangement becoming effective.

4.3

With Respect to Zodiac

(a)

Representations and Warranties

Zodiac hereby makes to Peninsula and AcquisitionCo the representations and warranties set forth in Schedule “E” to this Agreement and acknowledges that Peninsula and AcquisitionCo are relying upon those representations and warranties in connection with entering into this Agreement.

(b)

Investigation

Any investigation by Peninsula, AcquisitionCo and their respective advisors shall not mitigate, diminish or affect the representations and warranties of Zodiac made in or pursuant to this Agreement.

(c)

Survival of Representations and Warranties

The representations and warranties of Zodiac contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Arrangement becoming effective.

ARTICLE 5
COVENANTS OF ZODIAC

5.1

Covenants of Zodiac

Zodiac covenants and agrees with each of Peninsula and AcquisitionCo that, except as contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)

it shall:

(i)

conduct its business only in, and not take any action except in, the usual and ordinary course of business consistent with past practice and in compliance with applicable Laws and in accordance with existing budgets and, for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property;

(ii)

carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(iii)

not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made;

(iv)

promptly notify Peninsula of any Material Adverse Change or of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(v)

use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(vi)

continue to maintain its properties and assets, to the extent the nature of its interest permits, in a proper and prudent manner, in accordance with good oilfield practice, applicable Laws and in material compliance with all applicable directives of Governmental Entities; and

(vii)

perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences, orders and documents governing its assets or to which its assets are subject;

(b)

it shall not, without the prior written consent of Peninsula, which consent shall not be unreasonably withheld or delayed, directly or indirectly issue, grant, sell, pledge, lease, dispose of, encumber or agree to issue, grant, sell, pledge, lease, dispose of or encumber any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the Zodiac Financing or the exercise of Zodiac Warrants or Zodiac Options;

(c)

except as previously disclosed in writing to Peninsula or as required by applicable Laws, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts which would have a Material Adverse Effect on Zodiac;

(d)

it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)

obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by Governmental Entities (including the Exchange) required to be effected by it in connection with the Arrangement;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Party to consummate, the transactions contemplated hereby or by the Arrangement;

(v)

fulfill all conditions and satisfy all provisions of this Agreement; and

(vi)

cooperate with Peninsula in connection with the performance by them of their respective obligations hereunder;

(e)

it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(f)

it shall promptly deliver to Pensinsula such additional information or documents relating to Zodiac’s title or interests to its oil and gas properties as Zodiac has provided to or may provide to the underwriters or agents in connection with the Zodiac Financing;

(g)

it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon (except to the extent that such representations and warranties expressly speak of an earlier date); and

(h)

subject to (i) obtaining the approval of the shareholders of each of Peninsula, Zodiac, AcquisitionCo and the Zodiac Subscription Receiptholders (of the Transaction or the Arrangement, as applicable) (ii) all applicable regulatory approvals being obtained, (iii) the Final Order being granted and (iv) the satisfaction or waiver of the conditions precedent set forth in Article 7, thereafter file with the Registrar under the ABCA, the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement upon and subject to the terms and conditions of this Agreement.

5.2

Covenant Regarding Non Solicitation

(a)

Zodiac shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by it, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Zodiac Acquisition Proposal.  Zodiac shall promptly send or cause to be sent a letter to all parties who have entered into confidentiality agreements with it in connection with the process giving rise to this Agreement, requiring all materials provided to such parties by it to be destroyed or returned to it or its agents or advisors and shall use reasonable commercial efforts to ensure that such requests are honoured.

(b)

Subject to Subsections 5.2(c), (d), (e) and (f) below, Zodiac shall not, directly or indirectly, through any of its subsidiaries or through any officer, director, employee, investment banker, lawyer or other representative or agent of it or any of its subsidiaries:

(i)

solicit, initiate, invite, knowingly facilitate or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participation in, any inquiries or proposals regarding a Zodiac Acquisition Proposal;

(ii)

participate in any discussions or negotiations regarding a Zodiac Acquisition Proposal;

(iii)

withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to Peninsula and AcquisitionCo, the approval of its board of directors of the Arrangement or the recommendation of its board of directors to vote in favour of the Arrangement;

(iv)

furnish or provide access to any information concerning it, its subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, a Zodiac Acquisition Proposal;

(v)

waive any provisions of or release or terminate any confidentiality or standstill agreement between it and any Person relating to an actual or potential Zodiac Acquisition Proposal, or amend any such agreement or consent to the making of a Zodiac Acquisition Proposal in accordance with the terms of such agreement; or

(c)

Notwithstanding Subsection 5.2(b) above, prior to the Effective Date, Zodiac and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the Confidentiality Agreements, may furnish to such Person information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(i)

such Person has first made an unsolicited bona fide Zodiac Acquisition Proposal which its board of directors determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

(ii)

the board of directors, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

(iii)

it has provided to Peninsula the information required to be provided under Subsection 5.2(e) in respect of such Zodiac Acquisition Proposal and has promptly notified Peninsula in writing of the determinations in paragraphs 5.2(c)(i)and (ii) above.

(d)

If, prior to the Effective Time, Zodiac receives a request from a Person who is subject to a standstill obligation to waive or release such Person from its standstill obligation in order to make an unsolicited bona fide Zodiac Acquisition Proposal, Zodiac may release such Person from its standstill obligation only to the extent required to allow such Person to provide the Zodiac Acquisition Proposal for consideration by its board of directors in accordance with this Section 5.2 and to enter into, or participate in, any discussions or negotiations with it, and be furnished with information, to the extent permitted pursuant to Subsection 5.2(c).

(e)

Zodiac shall promptly notify Peninsula, at first orally and then in writing, of any Zodiac Acquisition Proposal received after the date hereof, or any confidentiality agreement entered into in respect of any such Zodiac Acquisition Proposal and any inquiry or contact received after the date hereof that could reasonably be expected to lead to a Zodiac Acquisition Proposal, or any request for non-public information relating to it received after the date hereof or for access to its properties, books or records by any Person that informs it that it is considering making, or has made, a Zodiac Acquisition Proposal after the date hereof; which notice will include any known terms and conditions of such Zodiac Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Zodiac Acquisition Proposal, inquiry or contact as Peninsula may reasonably request, including the identity of the Person making such proposal, inquiry or contact.  Zodiac shall keep Peninsula informed of the status, including any change to the material terms, of any such Zodiac Acquisition Proposal or inquiry.  In addition, Zodiac shall provide Peninsula with a list of or copies of the information provided to any Person in respect of which a confidentiality agreement is entered into in respect of any Zodiac Acquisition Proposal pursuant to Subsection 5.2(c) and shall provide Peninsula with access to any information provided to any such Person which has not already been provided to Peninsula.

(f)

Zodiac shall give Peninsula orally and in writing, at least five (5) Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that its board of directors has determined that such Zodiac Acquisition Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto.  During such five (5) Business Day period, Zodiac agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Arrangement or waive any provision of any standstill obligation with respect thereto except as permitted in Subsection 5.2(d).  In addition, during such five (5) Business Day period Zodiac shall, and shall cause its financial and legal advisors to, negotiate in good faith with Peninsula and its financial and legal advisors, to make such adjustments in the terms and conditions of this Agreement as would enable Zodiac to proceed with the Arrangement as amended rather than the Superior Proposal.  In the event Peninsula proposes to amend this Agreement to provide that the Zodiac Shareholders shall receive a value per share equal to or having a value greater than the value per share provided in the Superior Proposal and so advises the Zodiac board of directors prior to the expiry of such five (5) Business Day period, the Zodiac board of directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the Party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Arrangement.  If the Zodiac board of directors continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects Peninsula’s amended proposal, Zodiac may terminate this Agreement, provided however, that Zodiac must pay to Peninsula the non-completion fee described in Section 8.1 concurrently with such termination.  In the event that Zodiac provides Peninsula with a copy of the notice referred to in this Subsection 5.2(f) on a date that is less than five (5) Business Days prior to the Zodiac Special Meeting, Zodiac shall adjourn the Zodiac Special Meeting to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the date of the notice.

(g)

Nothing contained in this Section 5.2 shall prohibit the Zodiac board of directors from: (i) making any disclosure of a Zodiac Acquisition Proposal to the Zodiac Shareholders prior to the Effective Time if, in the good faith judgment of the Zodiac board of directors after receiving the advice of outside counsel, such disclosure is necessary for the Zodiac board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law; (ii) taking any other action with regard to a Zodiac Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and (iii) responding to a bona fide request for information that could reasonably be expected to lead to a Zodiac Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Zodiac Acquisition Proposal is made and then only in compliance with Subsection 5.2(c).

(h)

Zodiac also acknowledges and agrees that each successive material modification of any Zodiac Acquisition Proposal shall constitute a new Zodiac Acquisition Proposal for purposes of the requirement under Subsection 5.2(f) to initiate an additional five (5) Business Day notice period.

(i)

Peninsula agrees that all information that may be provided to it by Zodiac with respect to any Zodiac Acquisition Proposal pursuant to this Section 5.2 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.  Zodiac and Peninsula agree that the terms of the Confidentiality Agreement shall apply to Zodiac and Peninsula, mutatis mutandis.

5.3

Merger of Covenants

The covenants applicable to Zodiac set out in this Agreement shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6
COVENANTS OF PENINSULA AND ACQUISITIONCO

6.1

Covenants of Peninsula

Peninsula covenants and agrees with Zodiac that, except as contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)

it shall conduct its business only in, and not take any action except in, the usual and ordinary course of business consistent with past practice and in compliance with applicable Laws;

(b)

it shall, and it shall cause AcquisitionCo to, carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(c)

it shall not, without the prior written consent of Zodiac, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)

issue, grant, sell, pledge, lease, dispose of, encumber or agree to issue, grant, sell, pledge, lease, dispose of or encumber:

(A)

any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the exercise of Peninsula Warrants currently outstanding; or

(B)

any of its assets, except in the usual and ordinary course of business;

(ii)

amend or propose to amend the Peninsula Governing Documents;

(iii)

split, combine or reclassify any of its outstanding shares or other securities, or declare, set aside or pay any dividend, other distribution or return of capital payable in cash, stock, property or otherwise with respect to its shares or other securities;

(iv)

redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(v)

reorganize, amalgamate or merge with any other Person;

(vi)

reduce its stated capital;

(vii)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets, lease or otherwise) any Person or division or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other Person;

(viii)

incur or commit to incur any indebtedness for borrowed money or any other material liability or obligation, or issue any debt securities, or guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person or make any loans or advances;

(ix)

take any action or fail to take action that would accelerate or trigger defaults or repayments in respect of any obligation, contract or regulatory approval;

(x)

surrender or abandon any of its property;

(xi)

grant a security interest in, or any encumbrance on, or in respect of, any of its assets or otherwise enter into any material operating lease or create any material mortgages, liens, security interests or other encumbrances on the property of such party in connection with any indebtedness;

(xii)

enter into, amend or terminate any material contract, or waive, release or assign any material rights or claims including any other material rights under any licence or permit;

(xiii)

enter into or amend any contract, covenant or transaction for hedges, swaps, forwards, financial derivatives, exchanges, options or sales of term greater than one month, for any transportation, storage or other service relating to commodities or exchange of currencies or interest rates;

(xiv)

adopt any plan of liquidation or resolutions providing for its liquidation or dissolution;

(xv)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction:

(A)

of liabilities incurred in the usual, ordinary and regular course of business consistent with past practice, reflected or reserved against in the Peninsula Financial Statements;

(B)

incurred in the usual, ordinary and regular course of business consistent in type and amount with past practice; or

(C)

incurred in connection with the transactions contemplated by this Agreement;

(xvi)

commence or settle any litigation, proceeding, claim, action, assessment or investigation before any Governmental Entity;

(xvii)

expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; or

(xviii)

incur or commit to expenditures prior to the Effective Date individually or in the aggregate exceeding $10,000 (other than as are in the ordinary and normal course of business, as contemplated by Section 11.7 of this Agreement or as expressly approved elsewhere in this Agreement);

(d)

without the prior written consent of Zodiac, not to be unreasonably withheld, it shall not:

(i)

enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors;

(ii)

in the case of its employees or consultants who are not officers or directors, take any action with respect to the entering into or modifying of any employment, consulting, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable;

(iii)

whether through its board of directors or otherwise, accelerate the release of, or the expiry date of any hold period, or otherwise amend, vary or modify any plans or the terms of any stock option or warrant;

(iv)

adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of such party or amend any employee benefit plan, policy, severance or termination agreement; or

(v)

make any payment to any director, officer, consultant or employee outside of their ordinary and usual compensation for services provided;

(e)

it shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(f)

it shall:

(i)

duly and timely file all Tax Returns required to be filed by it on or after the date hereof and ensure that all such Tax Returns are true, complete and correct in all material respects;

(ii)

assist Zodiac in the preparation of all schedules required for the preparation of Tax Returns in respect of the taxation year ended June 30, 2009 and for the period from July 1, 2009 to the date of Closing as set out in Section 10.1;

(iii)

timely pay all Taxes that are due and payable (other than those that are being contested in good faith and in respect of which reserves have been provided in the Peninsula Financial Statements);

(iv)

not make or rescind any election relating to Taxes;

(v)

not make a request for a tax ruling or enter into any agreement with any taxing authorities;

(vi)

not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vii)

not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income Tax Return for the taxation year ended June 30, 2009 except as may be required by applicable Law;

(g)

it shall:

(i)

use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)

continue to maintain its properties and assets, to the extent the nature of its interest permits, in a proper and prudent manner, in accordance with applicable Laws and in material compliance with all applicable directives of Governmental Entities;

(iii)

pay or cause to be paid all reasonable costs and expenses relating to its assets which become due from the date hereof to the Effective Date;

(iv)

perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences orders and documents governing its assets or to which its assets are subject;

(v)

not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

(vi)

promptly notify Zodiac of any Material Adverse Change, or any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(h)

obtain on the Effective Date (i) a Resignation and Release from each of the directors, officers, employees and consultants of Peninsula and AcquisitionCo; and (ii) a resignation and release with respect to the Peninsula Management Agreement in such form and substance as is satisfactory to each of Peninsula and Zodiac, acting reasonably;

(i)

it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Date without the prior written consent of Zodiac;

(j)

except as required by applicable Laws, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be material to it or which would have a Material Adverse Effect on it;

(k)

it shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)

obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by Governmental Entities (including the Exchange) required to be effected by it in connection with the Arrangement;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Arrangement;

(v)

fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement;

(vi)

cooperate with Zodiac in connection with the performance by it of its obligations hereunder; and

(vii)

prior to the Effective Date, provide AcquisitionCo with a resolution in writing in its capacity as the sole shareholder of AcquisitionCo in favour of the approval of the Arrangement, this Agreement and the transactions contemplated hereby in accordance with the ABCA;

(l)

it will, in all material respects, conduct itself so as to keep Zodiac fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained;

(m)

it shall discuss and consider such pre-arrangement steps or amendments to the Arrangement as may reasonably be proposed by Zodiac and implement such pre-arrangement steps or such amendments that it considers to be in the best interests of the Peninsula Shareholders, provided such steps are agreed to in writing by Zodiac and that all costs of implementing any such pre-arrangement steps proposed by Zodiac are the responsibility of Zodiac;

(n)

it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(o)

it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon (except to the extent that such representations and warranties expressly speak of an earlier date);

(p)

it shall ensure that it has available funds to permit the payment of the fees contemplated by Section 8.2 in the event of the occurrence of a Peninsula Payment Event, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required;

(q)

it will, in a timely and expeditious manner:

(i)

prepare, in consultation with Zodiac, and mail the Joint Information Circular in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and itself and not containing any misrepresentation, as defined under such applicable Laws, with respect thereto;

(ii)

if necessary, solicit proxies for the approval of the Peninsula Resolutions and related matters in accordance with the applicable Laws;

(iii)

convene the Peninsula Special Meeting in accordance with applicable Laws;

(iv)

provide notice to Zodiac of the Peninsula Special Meeting and allow Zodiac’s representatives to attend the Peninsula Special Meeting; and

(v)

conduct the Peninsula Special Meeting in accordance with the Peninsula Governing Documents and all applicable Laws;

(r)

it shall use its reasonable commercial efforts to obtain Peninsula Shareholder approval of the Name Change and the Continuance at the Peninsula Special Meeting, in accordance with applicable Laws and in form and substance satisfactory to each of the Parties, acting reasonably;

(s)

it will, except for individual proxies and other non substantive communications, furnish promptly to Zodiac a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by it in connection with the Peninsula Resolutions, the Peninsula Special Meeting or any other meeting of Peninsula Shareholders, any filings under applicable Laws and any dealings with Governmental Entities in connection with, or in any way affecting, the transactions contemplated herein;

(t)

it will in a timely and expeditious manner, provide to Zodiac all information as may be reasonably requested by Zodiac or as required by applicable Laws with respect to it and its business and properties;

(u)

it will approve, or cause to be approved, the Arrangement by the shareholder of AcquisitionCo; and

(v)

it will issue the Peninsula Shares, in a manner permitting the satisfaction of the terms of the Arrangement and the delivery of the Peninsula Shares to the Zodiac Shareholders and the Zodiac Class “A” Shares to the Zodiac Class “A” Shareholders in accordance with the Plan of Arrangement, which Peninsula Shares shall be validly issued as fully paid and non-assessable Peninsula Shares and free and clear of all encumbrances and use reasonable commercial efforts to obtain approval of the listing of the Peninsula Shares on the TSX Venture Exchange and to permit the Peninsula Shares to be freely tradable (other than as a result of any “control person” or “TSX Venture Exchange escrow” restrictions which may arise by virtue of the ownership thereof) under applicable Securities Laws and applicable Laws (but subject to the Restrictions On Trading and Release from the Depositary which will be applied to the Zodiac Shares).

6.2

Covenant Regarding Non Solicitation

(a)

Peninsula shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by it, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Peninsula Acquisition Proposal.  Peninsula shall promptly send or cause to be sent a letter to all parties who have entered into confidentiality agreements with it in connection with the process giving rise to this Agreement, requiring all materials provided to such parties by it to be destroyed or returned to it or its agents or advisors and shall use reasonable commercial efforts to ensure that such requests are honoured.

(b)

Subject to Subsections 6.2(c), (d), (e) and (f) below, Peninsula shall not, directly or indirectly, through any of its subsidiaries or through any officer, director, employee, investment banker, lawyer or other representative or agent of it or any of its subsidiaries:

(i)

solicit, initiate, invite, knowingly facilitate or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participation in, any inquiries or proposals regarding a Peninsula Acquisition Proposal;

(ii)

participate in any discussions or negotiations regarding a Peninsula Acquisition Proposal;

(iii)

withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to Zodiac, the approval of its board of directors of the Transaction or the recommendation of its board of directors to vote in favour of the Transaction;

(iv)

furnish or provide access to any information concerning it, its subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, a Peninsula Acquisition Proposal;

(v)

waive any provisions of or release or terminate any confidentiality or standstill agreement between it and any Person relating to an actual or potential Peninsula Acquisition Proposal, or amend any such agreement or consent to the making of a Peninsula Acquisition Proposal in accordance with the terms of such agreement; or

(vi)

accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted hereunder) related to any Peninsula Acquisition Proposal.

(c)

Notwithstanding Subsection 6.2(b) above, prior to the Effective Date, each of Peninsula and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the Confidentiality Agreements, may furnish to such Person information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(i)

such Person has first made an unsolicited bona fide Peninsula Acquisition Proposal which its board of directors determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

(ii)

the board of directors, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

(iii)

it has provided to Zodiac the information required to be provided under Subsection 6.2(e) in respect of such Peninsula Acquisition Proposal and has promptly notified Zodiac in writing of the determinations in paragraphs 6.2(c), 6.2(c)(i) and 6.2(c)(ii) above.

(d)

If, prior to the Effective Time, Peninsula receives a request from a Person who is subject to a standstill obligation to waive or release such Person from its standstill obligation in order to make an unsolicited bona fide Peninsula Acquisition Proposal, Peninsula may release such Person from its standstill obligation only to the extent required to allow such Person to provide the Peninsula Acquisition Proposal for consideration by its board of directors in accordance with this Section 6.2 and to enter into, or participate in, any discussions or negotiations with it, and be furnished with information, to the extent permitted pursuant to Subsection 6.2(c).

(e)

Peninsula shall promptly notify Zodiac, at first orally and then in writing, of any Peninsula Acquisition Proposal received after the date hereof, or any confidentiality agreement entered into in respect of any such Peninsula Acquisition Proposal and any inquiry or contact received after the date hereof that could reasonably be expected to lead to a Peninsula Acquisition Proposal, or any request for non-public information relating to it received after the date hereof or for access to its properties, books or records by any Person that informs it that it is considering making, or has made, a Peninsula Acquisition Proposal after the date hereof; which notice will include any known terms and conditions of such Peninsula Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Peninsula Acquisition Proposal, inquiry or contact as Zodiac may reasonably request, including the identity of the Person making such proposal, inquiry or contact.  Peninsula shall keep Zodiac informed of the status, including any change to the material terms, of any such Peninsula Acquisition Proposal or inquiry.  In addition, Peninsula shall provide Zodiac with a list of or copies of the information provided to any Person in respect of which a confidentiality agreement is entered into in respect of any Peninsula Acquisition Proposal pursuant to Subsection 6.2(c) and shall provide Zodiac with access to any information provided to any such Person which has not already been provided to Zodiac.

(f)

Peninsula shall give Zodiac orally and in writing, at least five (5) Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that its board of directors has determined that such Peninsula Acquisition Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto.  During such five (5) Business Day period, Peninsula agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Arrangement or waive any provision of any standstill obligation with respect thereto except as permitted in Subsection 6.2(d).  In addition, during such five (5) Business Day period Peninsula shall, and shall cause its financial and legal advisors to, negotiate in good faith with Zodiac and its financial and legal advisors, to make such adjustments in the terms and conditions of this Agreement as would enable Peninsula to proceed with the Transaction and Arrangement as amended rather than the Superior Proposal.  In the event Zodiac proposes to amend this Agreement such that the transactions contemplated by this Agreement provide a value to the Peninsula Shareholders greater than the value per share provided in the Superior Proposal and so advises the Peninsula board of directors  prior to the expiry of such five (5) Business Day period, the Peninsula board of directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the Party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Transaction.  If the Peninsula board of directors continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects Zodiac’s amended proposal, Peninsula may terminate this Agreement, provided however, that Peninsula must pay to Zodiac the non-completion fee described in Section 8.2 concurrently with such termination.  In the event that Peninsula provides Zodiac with a copy of the notice referred to in this Subsection 6.2(f) on a date that is less than five (5) Business Days prior to a Special Meeting, Peninsula shall adjourn the Peninsula Special Meeting to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the date of the notice.

(g)

Nothing contained in this Section 6.2 shall prohibit the Peninsula board of directors from: (i) making any disclosure of a Peninsula Acquisition Proposal to the Peninsula Shareholders prior to the Effective Time if, in the good faith judgment of the Peninsula board of directors after receiving the advice of outside counsel, such disclosure is necessary for the Peninsula board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law; (ii) taking any other action with regard to a Peninsula Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and (iii) responding to a bona fide request for information that could reasonably be expected to lead to a Peninsula Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Peninsula Acquisition Proposal is made and then only in compliance with Subsection 6.2(c).

(h)

Peninsula also acknowledges and agrees that each successive material modification of any Peninsula Acquisition Proposal shall constitute a new Peninsula Acquisition Proposal for purposes of the requirement under Subsection 6.2(f) to initiate an additional five (5) Business Day notice period.

(i)

Zodiac agrees that all information that may be provided to it by Peninsula with respect to any Peninsula Acquisition Proposal pursuant to this Section 6.2 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.  Peninsula and Zodiac agree that the terms of the Confidentiality Agreement shall apply to Peninsula and Zodiac, mutatis mutandis.

6.3

Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that, except as contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)

it shall carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(b)

it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made;

(c)

it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)

obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Party to consummate, the transactions contemplated hereby or by the Arrangement;

(v)

fulfill all conditions and satisfy all provisions of this Agreement; and

(vi)

cooperate with Zodiac in connection with the performance by them of their respective obligations hereunder;

(d)

it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(e)

it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon (except to the extent that such representations and warranties expressly speak of an earlier date); and

(f)

prior to the Effective Date, obtain a resolution in writing from its sole shareholder in favour of the approval of the Arrangement, this Agreement and the transactions contemplated hereby in accordance with the ABCA.

6.4

Merger of Covenants

The covenants applicable to each of Peninsula and AcquisitionCo set out in this Agreement shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 7
CONDITIONS PRECEDENT TO OBLIGATIONS

7.1

Conditions Precedent to the Obligations of Zodiac

The obligation of Zodiac to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or before the date specified or, if none is specified, on or before the Effective Date of the following conditions:

(a)

Shareholder Support Agreements.  Peninsula shall have delivered prior to or concurrently with the execution of this Agreement, Shareholder Support Agreements duly executed by each of their respective directors and officers in respect of all Peninsula Shares held by each such Peninsula Shareholder;

(b)

Covenants Fulfilled.  Neither Peninsula nor AcquisitionCo shall have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(c)

Representations True.  All representations and warranties of Peninsula and AcquisitionCo contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties expressly speak as of an earlier date);

(d)

Certificate.  Peninsula and AcquisitionCo shall have each delivered to Zodiac a certificate, dated the Effective Date and signed by its President, to the effect set forth in Subsections 7.1(a) and (c) above;

(e)

Regulatory Approvals.  All necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Zodiac, acting reasonably;

(f)

No Legal Prohibition.  There shall not exist any prohibition at law against Zodiac, Peninsula or AcquisitionCo from proceeding with or completing the Arrangement;

(g)

No Legal Action.  No act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law, and no Law shall have been proposed, enacted, promulgated or applied:

(i)

which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Arrangement; or

(ii)

which would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(h)

Material Adverse Change.  From the date hereof, except with the consent of Zodiac, neither Peninsula or AcquisitionCo shall have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would constitute a Material Adverse Change in respect of Peninsula or AcquisitionCo, respectively;

(i)

Peninsula Working Capital Test.  Peninsula shall have positive working capital at the Effective Time of not less than $100,000;

(j)

Peninsula Shares.  The Peninsula Shares issuable pursuant to the Arrangement shall be conditionally listed on the TSX Venture Exchange, and each shall be freely tradable (other than as a result of any control person or TSX Venture Exchange escrow restrictions which may arise by virtue of the ownership thereof) under applicable Securities Laws (but subject to the Restrictions On Trading and Release from the Depositary, which will be applied to the Zodiac Shares); and

(k)

Zodiac Share Consideration.  The aggregate Zodiac Restricted Share Consideration to be provided to the Zodiac Shareholders and the aggregate Zodiac Class “A” Share Consideration to be provided to the Zodiac Class “A” Shareholders shall have been deposited with the Depositary together with an irrevocable direction executed by Peninsula authorizing and directing the Depositary to deliver the Zodiac Restricted Share Consideration to the Zodiac Shareholders and the Zodiac Class “A” Share Consideration to the Zodiac Class “A” Shareholders in accordance with the terms of the Plan of Arrangement.

(l)

Releases.  Each of the directors, officers, employees and consultants of Peninsula and AcquisitionCo shall have provided a Resignation and Release on the Effective Date, and a resignation and release with respect to the Peninsula Management Agreement in form and substance satisfactory to Peninsula and Zodiac, acting reasonably;

(m)

Directors and Officers.  The directors of Peninsula at the time of the Arrangement shall be those directors as nominated by Zodiac.  The officers of Peninsula at the time of the Arrangement shall be those officers as nominated by Zodiac.

(n)

Options, Performance Warrants and Warrants.  Zodiac shall be satisfied that, on the Effective Date, all of the outstanding Zodiac Options, Zodiac Performance Warrants and Zodiac Warrants shall be eligible on exercise to receive equivalent Peninsula securities in accordance with the terms of such Zodiac Options, Zodiac Performance Warrants and Zodiac Warrants;

(o)

Management Agreement.  The Peninsula Management Agreement shall have been terminated in accordance with the terms of this Agreement; and

(p)

Continuance.  Subject to Peninsula having received Peninsula Shareholder approval of the Continuance Resolution at the Peninsula Special Meeting, shall have effected the Continuance prior to or concurrently with the filing of the Articles of Arrangement.

The foregoing conditions precedent are for the exclusive benefit of Zodiac and may be waived, in whole or in part, by Zodiac in writing at any time in its sole discretion without prejudice to any other rights it may have.  If any of the said conditions shall not be satisfied or waived in writing by Zodiac on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Zodiac, then Zodiac may terminate this Agreement by written notice to Peninsula in addition to the other rights or remedies it may have at law or in equity against Peninsula.

7.2

Conditions Precedent to the Obligations of Peninsula and AcquisitionCo

The obligation of Peninsula and AcquisitionCo to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or before the date specified or, if none is specified, on or before the Effective Date of the following conditions:

(a)

Shareholder Support Agreements.  Zodiac shall have delivered prior to or concurrently with the execution of this Agreement, Shareholder Support Agreements duly executed by each of their respective directors and officers in respect of all Zodiac Shares held by each such Zodiac Shareholder;

(b)

Covenants Fulfilled.  Zodiac shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(c)

Representations True.  All representations and warranties of Zodiac contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties expressly speak as of an earlier date);

(d)

Certificate.  Zodiac shall have delivered to Peninsula a certificate, dated the Effective Date and signed by its President, to the effect set forth in Subsections 7.2(b) and (c) above;

(e)

Regulatory Approvals.  All necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Peninsula, acting reasonably;

(f)

No Legal Prohibition.  There shall not exist any prohibition at law against either of Zodiac, Peninsula or AcquisitionCo from proceeding with or completing the Arrangement;

(g)

No Legal Action.  No act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law, and no Law shall have been proposed, enacted, promulgated or applied:

(i)

which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Arrangement; or

(ii)

which would have a Material Adverse Effect on the ability of the Parties to complete the Arrangement;

(h)

Material Adverse Change.  From the date hereof, except with the consent of Peninsula, Zodiac shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of it;

(i)

Dissent Rights.  Holders of Zodiac Shares representing not more than five (5%) percent of the Zodiac Shares, shall have validly exercised, and not withdrawn, Dissent Rights;

(j)

Waiver.   Each of the officers, employees and consultants of Zodiac (including Louisa Slobodnik, Randy Neely, and Murray Rodgers) who have employment or consulting agreements which contain change of control provisions that will be triggered by the Transaction, shall have delivered waivers of the application of such provisions to the Transaction, in form and substance satisfactory to Peninsula acting reasonably; and

(k)

Releases.  Each of the directors, officers, employees and consultants of Peninsula and AcquisitionCo shall have been released pursuant to a Resignation and Release on the Effective Date.

The foregoing conditions precedent are for the exclusive benefit of Peninsula and AcquisitionCo and may be waived, in whole or in part, by Peninsula or AcquisitionCo  in writing at any time in their sole discretion without prejudice to any other rights they may have.  If any of the said conditions shall not be satisfied or waived in writing by Peninsula or AcquisitionCo on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Peninsula or AcquisitionCo, then Peninsula or AcquisitionCo may terminate this Agreement by written notice to Zodiac in addition to the other rights and remedies it may have at law or in equity against Zodiac.

7.3

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

on or prior to August 25 2010, the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)

the date of mailing of the Joint Information Circulars, shall occur not later than September 2, 2010;

(c)

the Zodiac Arrangement Resolution shall have been passed by the Zodiac Shareholders, on or prior to September 30, 2010 in accordance with the Interim Order and in form and substance satisfactory to each of the Parties, acting reasonably;

(d)

the Transaction Resolution and the ordinary resolution of the Peninsula Shareholders approving the New Peninsula Option Plan shall have been passed by the Peninsula Shareholders, on or prior to September 30, 2010 in accordance with applicable Laws and in form and substance satisfactory to each of the Parties, acting reasonably;

(e)

on or prior to September 30, 2010, the Final Order shall have been granted in form and substance satisfactory to the Parties acting reasonably and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(f)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Parties, acting reasonably; and

(g)

the Effective Date shall have occurred not later than September 30, 2010.

The foregoing conditions precedent are for the mutual benefit of the Parties and may be waived, in whole or in part, by the Parties in writing at any time in their sole discretion without prejudice to any other rights which they may have.  If any of the said conditions shall not be satisfied or waived in writing by the Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of the Party wishing to terminate, a Party may terminate this Agreement by written notice to the other Parties in addition to the other rights and remedies it may have at law or in equity against such other Parties.

7.4

Satisfaction of Conditions

The conditions set out in this Article 7 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 8
AGREEMENT AS TO NON-COMPLETION FEE

8.1

Zodiac Non-Completion Fee

If, at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 9 (provided there is no material breach or non-performance by Peninsula or AcquisitionCo of a material provision of this Agreement in any respect):

(a)

the board of directors of Zodiac fails to make or withdraws, qualifies or changes any of its recommendations, approvals or determinations referred to in Section 2.9 or publicly proposes to do any of the foregoing, in a manner adverse to Peninsula or AcquisitionCo or resolves to do so prior to the Effective Date;

(b)

Zodiac recommends, approves or enters into or proposes publicly to accept, recommend, approve or enter into any agreement with any Person to implement a Superior Proposal subject to compliance with Section 5.2;

(c)

a Zodiac Acquisition Proposal is publicly announced, proposed, offered or made to the Zodiac Shareholders prior to the date of the Zodiac Special Meeting and (i) such Zodiac Acquisition Proposal has not expired or been withdrawn at the time of the Zodiac Special Meeting and (ii) the Zodiac Shareholders do not approve the Arrangement and (iii) such Zodiac Acquisition Proposal is completed within twelve months of the termination of this Agreement; or

(d)

Zodiac breaches the covenants contained in Section 5 which breach, individually or in the aggregate, materially impedes or would reasonably be expected to materially impede, the completion of the Arrangement and the transactions contemplated herein;

(each of the above being a “Zodiac Payment Event”), then in the event of the termination of this Agreement pursuant to Article 9, Zodiac shall pay to Peninsula $100,000 as a non-completion fee in immediately available funds to an account designated by Peninsula within one (1) Business Day after the first to occur of any one of such Zodiac Payment Events.  Following a Zodiac Payment Event, but prior to payment of the non-completion fee, Zodiac shall be deemed to hold such payment in trust for Peninsula. Any payment made pursuant to this Section 8.1 shall be without prejudice to the rights and remedies available to Peninsula upon the breach of any provision of this Agreement, provided that Zodiac shall only be obligated to pay one non-completion fee under this Section 8.1.

8.2

Peninsula Non-Completion Fee

If, at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 9 (provided there is no material breach or non-performance by Zodiac of a material provision of this Agreement in any respect):

(a)

the board of directors of Peninsula fails to make or withdraws, qualifies or changes any of its recommendations, approvals or determinations referred to in Section 2.10 or publicly proposes to do any of the foregoing, in a manner adverse to Zodiac or resolves to do so prior to the Effective Date;

(b)

Peninsula recommends, approves or enters into or proposes publicly to accept, recommend, approve or enter into any agreement with any Person to implement a Superior Proposal subject to compliance with Section 6.2;

(c)

a Peninsula Acquisition Proposal is publicly announced, proposed, offered or made to the Peninsula Shareholders prior to the date of the Peninsula Special Meeting and (i) such Peninsula Acquisition Proposal has not expired or been withdrawn at the time of the Peninsula Special Meeting and (ii) the Peninsula Shareholders do not approve the Transaction and (iii) such Peninsula Acquisition Proposal is completed within twelve months of the termination of this Agreement; or

(d)

Peninsula breaches the covenants contained in Section 6 which breach, individually or in the aggregate, materially impedes or would reasonably be expected to materially impede, the completion of the Arrangement and the transactions contemplated herein;

(each of the above being a “Peninsula Payment Event”), then in the event of the termination of this Agreement pursuant to Article 9, Peninsula shall pay to Zodiac $100,000 as a non-completion fee in immediately available funds to an account designated by Zodiac within one (1) Business Day after the first to occur of any one of such Peninsula Payment Events.  Following a Peninsula Payment Event, but prior to payment of the non-completion fee, Peninsula shall be deemed to hold such payment in trust for Zodiac.  Any payment made pursuant to this Section 8.2 shall be without prejudice to the rights and remedies available to Zodiac upon the breach of any provision of this Agreement, provided that Peninsula shall only be obligated to pay one non-completion fee under this Section 8.2.

8.3

Liquidated Damages

The Parties acknowledge that the amounts set out in this Article 8 represent liquidated damages which are a genuine pre-estimate of the damages which the relevant Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty.  Each of Zodiac and Peninsula irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

8.4

Injunctive Relief and Specific Performance

Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenant or agreement, without the necessity of posting bond or security in connection therewith.

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

9.1

Termination

Subject to Section 9.2, this Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Zodiac Shareholders or the Transaction by the Peninsula Shareholders, by the mutual agreement of Zodiac, Peninsula and AcquisitionCo or by written notice promptly given by one Party to the others based on the following:

(a)

by either Zodiac, Peninsula or AcquisitionCo, if all of the conditions for Closing the Arrangement for the benefit of such Party shall not have been satisfied or waived on or before 5:00 p.m., (Calgary time) on September 30, 2010, other than as a result of a breach of this Agreement by the terminating Party; or

(b)

by either Zodiac, Peninsula or AcquisitionCo, if the Zodiac Shareholders do not approve the Arrangement or the Peninsula Shareholders do not approve the Transaction; or

(c)

by Zodiac upon the occurrence of a Peninsula Payment Event, provided that Peninsula has paid to Peninsula the non-completion fee provided in Section  8.2; or

(d)

by Peninsula or AcquisitionCo, upon the occurrence of a Zodiac Payment Event as provided in Section 8.1 provided that Zodiac has paid to Peninsula the non-completion fee provided in Section 8.1;

(e)

by Peninsula or AcquisitionCo, if prior to the Effective Time, holders of more than five (5%) percent of the issued and outstanding Zodiac Shares have validly exercised and not withdrawn Dissent Rights; or

(f)

by Peninsula or AcquisitionCo, if (A) Zodiac is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of Zodiac or materially impedes the completion of the Arrangement and the transactions contemplated herein, and Zodiac fails to cure or cause the cure of such breach within five (5) Business Days after receipt of written notice thereof from Peninsula (except that no cure period shall be provided for a breach which by its nature cannot be cured); or (B)  Zodiac is in breach of any of its representations or warranties made in this Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) on Zodiac, as applicable, or, in either case, such breach materially impedes the completion of the Arrangement, and Zodiac fails to cure or cause the cure of such breach within five (5) Business Days after receipt of written notice thereof from Peninsula (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(g)

by Zodiac, if (A) Peninsula or AcquisitionCo is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of Peninsula or AcquisitionCo or materially impedes the completion of the Arrangement and the transactions contemplated herein, and Peninsula fails to cure or cause the cure of such breach within five (5) Business Days after receipt of written notice thereof from Zodiac (except that no cure period shall be provided for a breach which by its nature cannot be cured); or (B) Peninsula or AcquisitionCo is in breach of its representations or warranties in this Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) on Peninsula, or, in either case, such breach materially impedes the completion of the Arrangement, and Peninsula, fails to cure or cause the cure of such breach within five (5) Business Days after receipt of written notice thereof from Zodiac (except that no cure period shall be provided for a breach which by its nature cannot be cured).

9.2

Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation or further liability on the part of Zodiac, Peninsula or AcquisitionCo hereunder except as set forth in Article 8, Article 9 and Section 11.7 and the applicable Parties’ obligations under the Confidentiality Agreements, which provisions shall survive the termination of this Agreement.  Nothing in this Section 9.2 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

9.3

Amendment

This Agreement may be amended by mutual agreement between the Parties on or before the Effective Date.  This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.

9.4

Waiver

Zodiac, on the one hand, and Peninsula and AcquisitionCo, on the other hand, may: (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive compliance with any of the agreements of the other or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the representations or warranties of the other contained herein or in any document delivered by the other; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party, and, unless otherwise provided in the written waiver, will be limited to the specific breach, covenant or condition waived.

ARTICLE 10
CLOSING

10.1

Closing Date

The date of Closing shall be the date selected by the Parties, which in any event shall not be later than the second Business Day following the approval of the later of the Zodiac Arrangement Resolution or the Peninsula Resolutions by the applicable Shareholders at the last occurring Special Meeting, and on such date the Closing shall occur in accordance with Sections 10.2 and 10.3.

10.2

Effect of Closing

On the date of Closing, as promptly as practicable after the satisfaction or, to the extent permitted hereunder, the waiver of the conditions set forth in Article 7, Zodiac shall cause the Arrangement to be consummated by the filing of the Articles of Arrangement and any other necessary documents prepared in accordance with the provisions of this Agreement and the ABCA with the Registrar in accordance with the ABCA, and at the Effective Time on the Effective Date, the Arrangement shall occur.

10.3

Place of Closing

Subject to the termination of this Agreement as provided in Article 9, the closing of the transactions contemplated by this Agreement as detailed in Section 10.2 (the “Closing”) will take place at the offices of Davis LLP, Suite 1000, 250 – 2nd Street S.W., Calgary, AB T2P 0C1 on the Effective Date.

10.4

Other Closing Matters

In addition to the other matters required to be delivered under the terms and conditions of this Agreement, each of Peninsula, AcquisitionCo, and Zodiac shall deliver, at the Closing, such customary certificates, resolutions and other closing documents as may be required by the other Parties hereto, acting reasonably.

ARTICLE 11
GENERAL PROVISIONS

11.1

Notices

Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by delivering the same or sending the same by facsimile transmission addressed to the Party to which the notice is to be given at its address for service herein.  Any such notice, request, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission shall be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. (Calgary time) at the point of delivery, in which case it shall be deemed to have been given and received on the next Business Day.

(a)	If to Peninsula or AcquisitionCo: with a copy to:
(b)	If to Zodiac: with a copy to:

Peninsula Resources Ltd. 2110, 1177 West Hastings Street Vancouver, BC

Attention: Facsimile:	Len Guenther (604) 909-4682

Fasken Martineau LLP 2900-550 Burrard Street Vancouver, BC V6C 0A3

Attention: Facsimile:	Iain Mant (604) 631-3232

Zodiac Exploration Corp.

Suite 400, 1324 - 17th Avenue SW

Calgary, AB T2T 5S8

Attention: Facsimile:	Chief Financial Officer (403) 451-9906

Davis LLP Livingston Place

1000, 250 – 2nd Street S.W.

Calgary, AB T2P 0C1

Attention:	Trevor Wong-Chor
Facsimile:	(403) 213-4473

or such other address as the Parties may, from time to time, advise the other Parties hereto by notice in writing.  The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile transmission is received.

11.2

Access to Information

Subject to the confidentiality obligation of Peninsula to Zodiac set forth in the Letter of Intent dated June 3, 2010 and Subsection 5.2(i) and 6.2(i) (the “Confidentiality Agreement”) and applicable Laws, upon reasonable notice, each Party shall afford the other’s officers, employees, counsel, accountants and other authorized representatives and advisors (the “Representatives”) reasonable access during business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel to, among other things, enable the Party to efficiently integrate the business and affairs of Zodiac with Peninsula and during such period, the Parties shall promptly provide all information concerning businesses, properties and personnel as may reasonably request.  Nothing in the foregoing shall require a Party to disclose information subject to a confidentiality agreement with a third party where such disclosure would be in violation of the terms of that agreement.

11.3

Privacy Matters

Each of the Parties acknowledges and agrees that certain information provided to it in connection with the transaction contemplated hereby constitutes “personal information” under applicable Laws (the “Disclosed Personal Information”) and agrees, prior to the completion of the Arrangement, to collect, use and disclose the Disclosed Personal Information solely for the purposes of determining if the Party shall proceed with the Arrangement.  Each of Party agrees to return or destroy the Disclosed Personal Information, should the Arrangement not be completed as contemplated.

11.4

Time of Essence

Time shall be of the essence in this Agreement.

11.5

Entire Agreement

This Agreement and the Confidentiality Agreements, as applicable, constitute the entire agreement between the Parties and cancel and supersede all prior agreements and understandings between the Parties with respect to the subject matter hereof.  To the extent that provisions of the Confidentiality Agreements conflict with provisions of this Agreement, the provisions of this Agreement shall govern as between the applicable Parties.

11.6

Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties.

11.7

Expenses

The Parties agree that all fees, costs and expenses incurred in connection with the Arrangement, including legal fees, regulatory filing fees, all fees and disbursements by advisors, printing and mailing costs, and all other costs and expenses relating to the Arrangement shall be paid by the Party incurring such expenses, whether or not the Arrangement is completed.

11.8

Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

11.9

Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.10

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, the remaining terms and provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

11.11

Counterpart Execution

This Agreement may be executed in any number of counterparts and by facsimile or scanned email and each such counterpart, facsimile or scanned e-mail shall be deemed to be an original instrument, and all such counterparts, facsimiles and scanned e-mails together shall constitute one agreement.

IN WITNESS WHEREOF, Zodiac, Peninsula and AcquisitionCo have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZODIAC EXPLORATION CORP.

Per:

___________________________

PENINSULA RESOURCES LTD.

1543081 ALBERTA LTD.

Per:

___________________________

Per:

___________________________

Per:

___________________________

Per:

___________________________

SCHEDULE “A”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AcquisitionCo” means 1543081 Alberta Ltd.;

“AcquisitionCo Common Shares” means the common shares in the capital of AcquisitionCo;

“AmalCo” means the continuing corporation resulting from the Amalgamation;

“AmalCo Common Shares” means the common shares in the capital of AmalCo;

“Amalgamation” means the amalgamation of AcquisitionCo and Zodiac pursuant to this Plan of Arrangement;

“Arrangement” means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement, as supplemented, modified or amended, and not to any particular Article, Section, Subsection or other portion hereof;

“Arrangement Agreement” means the arrangement agreement dated as of August 19, 2010 among Peninsula, Zodiac and AcquisitionCo;

 “Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation by way of Arrangement required by the ABCA to be filed with the Registrar after the Final Order is made in order for the Amalgamation to become effective;

“Business Day” means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday  in Calgary, Alberta under the laws of the Province of Alberta or  the federal laws of Canada;

“Certificate” means the certificate issued by the Registrar pursuant to Subsection 185(4) of the ABCA giving effect to the Amalgamation;

“Court” means the Court of Queen's Bench of Alberta;

“Depositary” means Olympia Trust Company;

“Dissent Rights” means the rights of dissent granted in favour of registered Zodiac Shareholders in respect of the Arrangement Resolution in accordance with Article 4;

“Dissenting Shareholder” means a registered Zodiac Shareholder who, in connection with the Arrangement Resolution at the meeting of Zodiac Shareholders to approve the Arrangement, has sent to Zodiac a written objection and a demand for payment within the time limits and in the manner prescribed by Section 191 of the ABCA, with respect to such Zodiac Shareholder's Zodiac Shares, in strict compliance with the Dissent Rights;

“Effective Date” means the date set out in the Certificate as being the effective date of the Arrangement;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Financing Price” means the price paid for each Zodiac Subscription Receipt;

"Final Exchange Bulletin" means the bulletin issued by the TSX Venture Exchange following closing of the Arrangement and the submission of all post-approval documents which evidences the final TSX Venture Exchange acceptance of the Arrangement;

“Final Order” means the order of the Court approving the Arrangement and to be granted pursuant to Subsection 193(9) of the ABCA in respect of the Zodiac Shareholders, Zodiac Subscription Receiptholders, Zodiac, Peninsula, and AcquisitionCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Governmental Entity” means any (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agent, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Zodiac Shareholders, Zodiac Subscription Receiptholders, Zodiac, Peninsula and AcquisitionCo, containing declarations and directions with respect to the Arrangement and the holding of the meeting of Zodiac Shareholders, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Laws” means all laws, by-laws, statutes, regulations, rules, orders, ordinances, judgements, decrees and other requirements, terms and conditions of any grant of approval, permission, authority, permit or license of any Governmental Entity or self-regulatory authority; and the term “applicable” with respect to such Laws and in the context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the form to be delivered by Zodiac to the Zodiac Shareholders, to be used by such holders for the purpose of delivering the certificates representing their Zodiac Shares to the Depositary as provided in Article 5;

“Parties” means, collectively, Peninsula, AcquisitionCo and Zodiac; and “Party” means any one of them;

“Peninsula” means Peninsula Resources Ltd.;

“Peninsula Shareholders” means the holders of Peninsula Shares;

“Peninsula Shares” means the Class “A” common shares in the capital of Peninsula which are outstanding immediately prior to the Effective Time;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Registrar” means the Registrar of Corporations or Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

“Release Dates” has the meaning given to such term in Appendix “A” to the Plan of Arrangement;

“Restrictions On Trading and Release from the Depositary” means the terms and conditions restricting the trading and release from the Depositary for the Zodiac Restricted Share Consideration as set forth in Appendix “A”;

“Securities Laws” means any applicable Canadian provincial securities laws and any other applicable securities law, rule, regulation, policy, notice, order and instrument promulgated thereunder;

“Shareholders” means, collectively, the Zodiac Shareholders and the Zodiac Class “A” Shareholders and “Shareholder” means any one of them;

“Zodiac” means Zodiac Exploration Corp.;

“Zodiac Arrangement Resolution” or “Arrangement Resolution” means the special resolution of the Zodiac Shareholders approving the Arrangement, as required by applicable Laws and the Interim Order;

“Zodiac Restricted Share Consideration” means 1.45 Peninsula Shares, subject to the Restrictions On Trading and Release from the Depositary as set forth in Appendix “A”, issued in exchange for each Zodiac Share;

“Zodiac Class “A” Share Consideration” means 1.45 Peninsula Shares issued in exchange for each Zodiac Class “A” Share;

“Zodiac Class “A” Shares” means the Class “A” common shares in the capital of Zodiac which are created as part of the Arrangement;

“Zodiac Class “A” Shareholder” means the holders of Zodiac Class “A” Shares;

“Zodiac Shareholders” means the holders of Zodiac Shares;

“Zodiac Subscription Receipts” means the subscription receipts of Zodiac which are outstanding immediately prior to the Effective Time;

“Zodiac Subscription Receiptholders” means the holders of Zodiac Subscription Receipts; and

“Zodiac Shares” means the common shares in the capital of Zodiac which are outstanding immediately prior to the Effective Time.

1.2

In this Plan of Arrangement, unless otherwise expressly stated:

(a)

the division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Plan of Arrangement;

(c)

words importing the singular include the plural and vice versa, and words importing any gender include all genders;

(d)

the word “including” means “including without limiting the generality of the foregoing”;

(e)

references to dollar amounts are to Canadian dollars; and

(f)

a reference to any statute or section thereof is to that statute as now enacted or as the statute or section may from time to time be amended, consolidated, re-enacted or replaced and includes any regulation promulgated thereunder.

1.3

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.4

The following appendices are annexed to this Plan of Arrangement and are hereby incorporated by reference herein into this Plan of Arrangement and form part hereof:

Appendix “A” - Summary of Restrictions On Trading and Release from the Depositary for Holders of Zodiac Shares.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

i)

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

(b)

This Plan of Arrangement will become effective on, and will be binding on and after, the Effective Time on: (i) AcquisitionCo; (ii) Zodiac; (iii) Peninsula, (iv) Zodiac Shareholders; and (v) the Zodiac Subscription Receiptholders.

ARTICLE 3
ARRANGEMENT

3.1

Commencing at the Effective Time in one minute intervals, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)

The articles of Zodiac will be amended as set out in Appendix “B” to Schedule “A” to the Arrangement Agreement such that Zodiac creates and is authorized to issue an unlimited number of Zodiac Class “A” Shares with the rights and restrictions set out in Appendix “B” to Schedule “A” to the Arrangement Agreement.

(b)

each issued and outstanding Zodiac Subscription Receipt shall be, and shall be deemed to be, exchanged for one Zodiac Class “A” Share, and for each such Zodiac Class “A” Share there shall be added to the stated capital account for the Zodiac Class “A” Shares an amount equal to the Financing Price;

(c)

AcquisitionCo and Zodiac shall be amalgamated and continued as one corporation, AmalCo, in accordance with the following:

(i)

the Zodiac Shares, shall be cancelled without any repayment of capital;

(ii)

the Zodiac Class “A” Shares, shall be cancelled without any repayment of capital;

(iii)

the articles of AmalCo shall be the same as the articles of AcquisitionCo, and the name of AmalCo shall be “Zodiac Exploration Corp.”;

(iv)

no securities shall be issued by AmalCo in connection with the amalgamation and for greater certainty, the AcquisitionCo Common Shares issued by AcquisitionCo shall survive and continue to be the AmalCo Common Shares without amendment;

(v)

the registered office of AmalCo shall be located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9;

(vi)

the property of each of the amalgamating corporations shall continue to be the property of AmalCo;

(vii)

AmalCo shall continue to be liable for the obligations of all of the amalgamating corporations;

(viii)

any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(ix)

any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations shall be able to be continued to be prosecuted by or against AmalCo;

(x)

a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations shall be able to be enforced by or against AmalCo;

(xi)

the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of AmalCo and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of AmalCo;

(xii)

the by-laws of AmalCo shall be the by-laws of AcquisitionCo until repealed, altered or amended;

(xiii)

the first directors of AmalCo shall be the persons whose names and municipality of residence appear below:

Name	Municipality of Residence
Murray Rodgers	Calgary, Alberta

(xiv)

the first officers of AmalCo shall be;

Name and Title	Municipality of Residence
Louisa Slobodnik - COO	Calgary, Alberta
Randy Neely – CFO	Calgary, Alberta

and

(xv)

the first auditors of AmalCo shall be PriceWaterhouseCoppers LLP.  The first auditors of AmalCo shall hold office until the first annual meeting of AmalCo following the amalgamation or until their successors are elected or appointed.

(d)

on the Amalgamation:

(i)

the issued and outstanding Zodiac Shares and Zodiac Class “A” Shares (issued pursuant to Section 3.1(b) of this Plan of Arrangement) and the AcquisitionCo Common Shares, other than Zodiac Shares held by a holder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid fair value for the Zodiac Shareholder’s Zodiac Shares, shall be exchanged for Peninsula Shares or converted into issued and outstanding AmalCo Common Shares as follows:

(A)

each Zodiac Share held by a Zodiac Shareholder shall be exchanged for the Zodiac Restricted Share Consideration, subject to Article 5 pursuant to which:

(1)

such Zodiac Shareholder shall cease to be a holder of Zodiac Shares and the name of such Zodiac Shareholder shall be deemed to be removed from the central securities register of holders of Zodiac Shares;

(2)

Peninsula shall issue from treasury and cause to be delivered to such holder the Peninsula Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of Peninsula Shares showing such holder as the registered holder of the Peninsula Shares so issued; and

(3)

each Zodiac Share so exchanged shall be cancelled;

(B)

each Zodiac Class “A” Share held by a former Zodiac Subscription Receiptholder shall be exchanged for the Zodiac Class “A” Share Consideration, subject to Article 5 pursuant to which:

(1)

such Zodiac Class “A” Shareholder shall cease to be a holder of Zodiac Class “A” Shares and the name of such Zodiac Class “A” Shareholder shall be deemed to be removed from the central securities register of holders of Zodiac Class “A” Shares;

(2)

Peninsula shall issue from treasury and cause to be delivered to such Zodiac Class “A” Shareholder the Peninsula Shares to which such Zodiac Class “A” Shareholder is entitled as aforesaid and the name of such Zodiac Class “A” Shareholder shall be added to the central securities register of holders of Peninsula Shares showing such Zodiac Class “A” Shareholder as the registered holder of the Peninsula Shares so issued; and

(3)

each Zodiac Class “A” Share so exchanged shall be cancelled;

(C)

all AcquisitionCo Common Shares shall be deemed to be converted on a share for share basis into fully paid and non-assessable AmalCo Common Shares on the basis of one fully paid and non-assessable AmalCo Common Share for each one AcquisitionCo Common Share.

3.2

With respect to each holder of Zodiac Shares (other than Dissenting Shareholders) at the Effective Time:

(a)

upon the exchange of the Zodiac Shares for the Zodiac Restricted Share Consideration pursuant to Section 3.1 (d):

(i)

such Zodiac Shareholder shall cease to be a holder of the Zodiac Shares so exchanged and the name of such Zodiac Shareholder shall be removed from the register of Zodiac Shareholders as it relates to the Zodiac Shares so exchanged; and

(ii)

such Zodiac Shareholder shall become a holder of Peninsula Shares subject to the Restrictions On Trading and Release from the Depositary as set forth in Appendix “A” and the name of such Zodiac Shareholder shall be added to the register of holders of Peninsula Shares with respect to the Peninsula Shares issued in exchange for the Zodiac Shareholder's Zodiac Shares;

3.3

With respect to each holder of Zodiac Class “A” Shares at the Effective Time:

(a)

upon the exchange of the Zodiac Class “A” Shares for the Zodiac Class “A” Share Consideration pursuant to Section 3.1 (d):

(i)

such Zodiac Class “A” Shareholder shall cease to be a holder of the Zodiac Class “A” Shares so exchanged and the name of such Zodiac Class “A” Shareholder shall be removed from the applicable register of holders of Zodiac Class “A” Shares as it relates to the Zodiac Class “A” Shares so exchanged; and

(ii)

such Zodiac Class “A” Shareholder shall become a holder of Peninsula Shares and the name of such Zodiac Class “A” Shareholder shall be added to the register of holders of Peninsula Shares with respect to the Peninsula Shares issued in exchange for the Zodiac Class “A” Shareholder’s Zodiac Class “A” Shares;

3.4

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, claims, encumbrances, charges, adverse interests or security interests (but subject to the Restrictions On Trading and Release from the Depositary which will be applied to holders of Peninsula Shares issued pursuant to the Zodiac Restricted Share Consideration).

ARTICLE 4
RIGHTS OF DISSENT

4.1

Each registered holder of Zodiac Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Shareholder shall, on the Effective Date, cease to have any rights as a holder of Zodiac Shares and shall only be entitled to be paid the fair value of the Zodiac Shareholder's Zodiac Shares.  A Dissenting Shareholder who is paid the fair value of the holder's Zodiac Shares shall be deemed to have transferred the holder's Zodiac Shares to Zodiac as applicable, for cancellation on the Effective Date, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Zodiac Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Zodiac Shares.  Notwithstanding the provisions of Section 191 of the ABCA, the fair value of the Zodiac Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the applicable Zodiac Shareholders at the meeting of Zodiac Shareholders to approve the Arrangement; but in no event shall AcquisitionCo be required to recognize such Dissenting Shareholder as a shareholder of Zodiac after the Effective Time and the names of such holders shall be removed from the applicable register of Zodiac Shareholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Person who has voted in favour of the Arrangement shall be entitled to exercise Dissent Rights with respect to the Arrangement.

ARTICLE 5
ENTITLEMENT TO SHARE CERTIFICATES AND PAYMENTS

5.1

ii)

From and after the Effective Time, certificates formerly representing Zodiac Shares and Zodiac Class “A” Shares, will, with respect to Zodiac Shareholders and Zodiac Subscription Receiptholders, cease to represent such securities and will represent only the right to receive the consideration to which the Zodiac Shareholders and Zodiac Subscription Receiptholders are entitled in exchange for such securities in accordance with this Plan of Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Article 4, to receive the fair value of the shares represented by such certificates.

(b)

Peninsula shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Zodiac Shares acquired by Amalco under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Zodiac Shares, either:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) to such former Zodiac Shareholder at the address specified in the Letter of Transmittal, following each of the Release Dates as set forth in the Restrictions On Trading and Release from the Depositary; or

(ii)

if requested by such former Zodiac Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pick up by such holder following each of the Release Dates as set forth in the Restrictions On Trading and Release from the Depositary, the certificates representing the number of Peninsula Shares issuable to such former Zodiac Shareholder under the Arrangement.

(c)

Peninsula shall, as soon as practicable following the Effective Date:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) to each former Zodiac Subscription Receiptholder at the address specified in the records of the Depositary; or

(ii)

make available or cause to be made available at the Depositary for pick up by such holder,

the certificates representing the number of Peninsula Shares issuable to such former Zodiac Subscription Receiptholder under the Arrangement.

(d)

If any certificate formerly representing Zodiac Shares or Zodiac Class “A” Shares which immediately prior to the Effective Time represented an interest in Zodiac Shares or Zodiac Class “A” Shares described therein that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement.  The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to Peninsula and its transfer agent in such form as is satisfactory to Peninsula and such transfer agent or otherwise indemnify Zodiac, Peninsula and its transfer agent, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

(e)

All distributions payable with respect to any Peninsula Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate.  The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

(f)

Any certificate formerly representing Zodiac Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the day that is five years less one day from the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Zodiac Shares to receive the certificates representing the Peninsula Shares issuable pursuant to the Arrangement shall terminate.

(g)

No certificates representing fractional Peninsula Shares shall be issued under this Plan of Arrangement.  In lieu of any fractional Peninsula Share, each registered Shareholder or holder of Zodiac Subscription Receipts otherwise entitled to a fractional interest in a Peninsula Share will receive the nearest whole number of Peninsula Shares.  For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Peninsula Shares will be rounded up to the nearest whole number of Peninsula Shares and where such fractional interest is less than 0.5, the number of Peninsula Shares to be issued will be rounded down to the nearest whole number.

5.2

Peninsula, AcquisitionCo and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Zodiac Shareholder or former Zodiac Subscription Receiptholders and, for greater certainty, from any amount payable to a Dissenting Shareholder, as the case may be under this Plan of Arrangement such amounts as Peninsula, AcquisitionCo or the Depositary are required or reasonably believe to be required to deduct and withhold from such consideration in accordance with the Income Tax Act (Canada) or any provision of any federal, provincial, local or foreign tax law, in each case, as amended.  Any such amounts will be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the Shareholder or Zodiac Subscription Receiptholders in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

ARTICLE 6
AMENDMENTS

6.1

iii)

The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be: (i) set out in a written document; (ii) approved by all of the Parties; (iii) filed with the Court and, if made following any meeting, approved by the Court; and (iv) communicated to Zodiac Shareholders and Zodiac Subscription Receiptholders, if and as required by the Court.

(b)

Any amendment of, modification or supplement to this Plan of Arrangement may be proposed by any Party at any time prior to or at any meeting (provided that the other Parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment of, modification or supplement to this Plan of Arrangement that is approved by the Court following any meeting will be effective only if it is consented to by each of the Parties and, if required by the Court, by the Zodiac Shareholders voting in the manner directed by the Court.

ARTICLE 7
FURTHER ASSURANCES

7.1

Each of the Parties will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to facilitate, execute, document and evidence the transactions and events provided for in this Plan of Arrangement.

APPENDIX “A”

Restrictions On Trading and Release from the Depositary For Holders of Zodiac Shares

Percentage of Peninsula Shares Received	Date the Restriction on Trading Expires and the Peninsula Shares are released from the Depositary (collectively the “Release Dates”)
15%	Upon issuance of the Final Exchange Bulletin
15%	That date that is three months from the Final Exchange Bulletin
20%	That date that is six months from the Final Exchange Bulletin
15%	That date that is nine months from the Final Exchange Bulletin
15%	That date that is twelve months from the Final Exchange Bulletin
20%	That date that is 15 months from the Final Exchange Bulletin

The board of directors of Zodiac may accelerate any of the Release Dates by three months for each 33% increase in market capitalization above $$0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement.  Market capitalization shall be calculated as a multiple of the ten day weighted average share price on an exchange and the number of basic Peninsula Shares outstanding.  The change in market capitalization shall be calculated starting with $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement as the market capitalization.

APPENDIX “B”

CLASS “A” COMMON SHARES

Voting Rights

The holders of Class “A” Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class “A” Common Shares as such).

Dividends

The holders of Class “A” Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Class “A” Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Class “A” Common Shares in respect of dividends.

Liquidation

The holders of Class “A” Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Class “A” Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of the Common shares, in such assets of the Corporation as are available for distribution.

SCHEDULE “B”

FORMS OF SHAREHOLDER SUPPORT AGREEMENT

PENINSULA RESOURCES LTD.

July 27, 2010

Dear Sir/Madam:

Re:

Arrangement involving Zodiac Exploration Corp., and 1543081 Alberta Ltd., a wholly-owned subsidiary of Peninsula Resources Ltd.

Reference is made to the Arrangement Agreement dated as of the date hereof (the "Arrangement Agreement") among Peninsula Resources Ltd. ("Peninsula"), Zodiac Exploration Corp. ("Zodiac") and 1543081 Alberta Ltd. ("AcquisitionCo") which contemplates an arrangement of AcquisitionCo and Zodiac pursuant to the Business Corporations Act (Alberta).  All capitalized terms not defined herein shall have the meanings attributed thereto in the Arrangement Agreement.

We understand that you (the "Securityholder") beneficially own, directly or indirectly, or exercise control or direction over, the number and class of securities of Peninsula set forth in your acceptance below (collectively, the "Subject Securities" which term shall include any Peninsula Shares issued to the Securityholder after the date hereof pursuant to the exercise of any of such securities and all Peninsula Shares or other securities of Peninsula otherwise acquired by the Securityholder after the date hereof.

In consideration for Zodiac entering into the Arrangement Agreement with Peninsula, the Securityholder hereby agrees to be bound by the terms set forth in "Terms of Shareholder Support Agreement Among Shareholders of Peninsula Resources Ltd. and Zodiac Exploration Corp.", attached hereto and forming a part hereof.

Yours truly,

ZODIAC EXPLORATION CORP.
Per:

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the ____ day of            , 2010 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Subject Securities indicated below.

Witness	Name: Title:

(insert number of Peninsula Shares owned)

(insert number of Peninsula Warrants owned)

TERMS OF SHAREHOLDER SUPPORT AGREEMENT AMONG SHAREHOLDERS OF PENINSULA RESOURCES LTD. AND ZODIAC EXPLORATION CORP.

1.

Covenants of the Securityholder

By the acceptance of this letter agreement, the Securityholder hereby irrevocably and unconditionally agrees, from the date hereof until this letter agreement is terminated pursuant to paragraph 4 of this letter agreement:

(a)

not to sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities, provided that (i) the foregoing restriction shall not prevent the Securityholder from converting or exercising any of the Subject Securities in accordance with their terms, and (ii) the Securityholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities to a Related Person provided that such Related Person enters into an agreement with Zodiac on the same terms as this Agreement, or otherwise agrees with Zodiac to be bound by the provisions hereof.  For the purposes hereof, "Related Person" means: (i) a spouse, parent, grandparent, brother, sister or child of the Securityholder; (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i); (iii) an "associate" or "affiliate" within the meaning of the Securities Act (Alberta); or (iv) a Person whose securities are beneficially owned or controlled by substantially similar Persons that beneficially own or control the securities of the Securityholder;

(b)

to do all such things and to take all such steps as may reasonably be required to be done or taken by the Securityholder to cause all of the Subject Securities to be voted in favour of the resolutions approving the Arrangement and any and all related matters to be put before the Peninsula Shareholders at the Peninsula Special Meeting and to be voted to oppose any proposed action by any Person whatsoever which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement;

(c)

not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other Person relating to, or participate in any negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to:  (i) any Peninsula Acquisition Proposal; (ii) except as provided by the terms of this letter agreement, the direct or indirect acquisition or disposition of all or any of the Subject Shares; or (iii) any action which is inconsistent with the successful completion of the Arrangement;

(d)

not to exercise any Dissent Rights with respect to the Subject Securities which might be available to the Securityholder in connection with the Arrangement or Continuation; and

(e)

not to exercise any shareholder rights or remedies available at common law or pursuant to Corporate Law or Securities Laws to delay, hinder, upset or challenge the Arrangement.

It is acknowledged that the covenants of the Securityholder set forth in paragraph 1(c) relate to the Securityholder acting solely in the capacity of a holder of the Subject Securities and not as a director or officer of Peninsula and shall not affect or restrict any fiduciary or legal obligation imposed on such Securityholder acting in the capacity of a director or officer of Peninsula.  The Securityholder acknowledges that pursuant to this letter agreement the Securityholder may be required to act as a holder of the Subject Securities in a manner different from the manner in which the Securityholder is obligated to act in the capacity of a director or officer of Peninsula.

2.

Representations of the Securityholder

The Securityholder represents and warrants to Zodiac, and hereby acknowledges that Zodiac is relying upon such representations and warranties, that at the date hereof:

(a)

the Securityholder is the beneficial owner of, or exercises control or direction over, the Subject Securities and has the power, authority and right to enter into this agreement;

(b)

none of the Subject Securities is, or will be at the time of the Peninsula Special Meeting, subject to any voting trust or voting agreement (other than this letter agreement and the TSX Venture Exchange pooling agreement), and there will not be any proxy in existence with respect to any of the Subject Securities except for any proxy given by the Securityholder for the purpose of fulfilling the Securityholder's obligations hereunder;

(c)

no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto (other than this letter agreement);

(d)

this letter agreement has been duly executed and delivered by the Securityholder and constitutes a valid and binding obligation of the Securityholder enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity;

(e)

neither the entering into of this letter agreement nor the performance by the Securityholder of any of the Securityholder's obligations under this letter agreement will constitute a breach of any agreement to which the Securityholder is a party or by which any of the Securityholder's assets or properties (including the Subject Securities) are bound; and

(f)

there are and, at all times up to and including the date of the Peninsula Special Meeting, will be no restrictions on the Subject Securities which would prevent the Securityholder from voting the Subject Securities in favour of the Peninsula Resolutions.

3.

Expenses

Zodiac and the Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement.

4.

Termination

It is understood and agreed that the respective rights and obligations hereunder of Zodiac and the Securityholder shall cease and this letter agreement shall terminate on the earlier of (a) the Effective Time, (b) the date that the Arrangement Agreement is terminated, (c) 5:00 pm (Calgary time) on September 30, 2010, or (d) if the Arrangement is not approved by the requisite majority of Peninsula Shareholders.

5.

Amendment

Except as expressly set forth herein, this letter agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6.

Assignment

No party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party.

7.

Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any Person other than Zodiac or Peninsula, or their respective directors, officers and advisors, without the prior written consent of the other parties hereto, except to the extent required by Law.  The existence and terms and conditions of this letter agreement may be disclosed by Zodiac and Peninsula in the Joint Information Circular prepared in respect of the Peninsula Special Meeting.

8.

Enurement

This letter agreement will be binding upon and enure to the benefit of Zodiac, the Securityholder and their respective executors, administrators, successors and permitted assigns.

9.

Applicable Law

This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

10.

Time of the Essence

Time shall be of the essence of this letter agreement.

11.

Remedies

The Securityholder agrees that if this letter agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief for damages, or any combination thereof shall be available to Zodiac.

12.

Further Assurances

The Securityholder shall from time to time and at all times hereafter at the request of Zodiac, acting reasonably, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

13.

Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or scanned e-mail.

SCHEDULE “C”

REPRESENTATIONS AND WARRANTIES OF PENINSULA

Peninsula hereby represents and warrants to Zodiac as follows and acknowledges that Zodiac is relying upon these representations and warranties in connection with the entering into of this Agreement:

14.

Organization and Qualification

Peninsula is a corporation duly organized and validly existing under the laws of British Columbia and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  Peninsula is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Peninsula.  Copies of the Peninsula Governing Documents provided to Zodiac, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

15.

Organization and Qualification of Subsidiaries

Each of Peninsula’s subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  Each subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Peninsula and its subsidiaries, taken as a whole.

16.

Authority Relative to this Agreement

Peninsula has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by Peninsula’s board of directors, and no other corporate proceedings, other than the approval of the Peninsula Resolutions by the Peninsula Shareholders, on the part of Peninsula are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Peninsula and constitutes a legal, valid and binding obligation of Peninsula enforceable against Peninsula in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity.

17.

No Violations

(a)

Neither the execution and delivery of this Agreement by Peninsula, the completion of the transactions contemplated hereby nor the fulfillment and compliance by Peninsula with any of the terms and provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Peninsula and its subsidiaries taken as a whole, under, any of the terms, conditions or provisions of (x) the Peninsula Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Peninsula is a party or to which it, or its properties or assets, may be subject or by which Peninsula is bound; or (ii) subject to compliance with the legislation referred to in Section 4(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Peninsula (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of Peninsula or on the ability of Peninsula to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Peninsula, and its subsidiaries, taken as a whole.

(b)

Except as contemplated by this Agreement and other than in connection with or in compliance with the provisions of Corporate Laws and Securities Laws: (i) there is no legal impediment to Peninsula’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is necessary by Peninsula in connection with the consummation of the transactions contemplated by this Agreement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Peninsula to consummate the transactions contemplated hereby.

(c)

Except as set forth in the Peninsula Disclosure Letter, there is no non-competition, area of mutual interest, right of first refusal, right of first offer, change of control, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Peninsula or its subsidiaries, or, to the knowledge of Peninsula, any director, officer, employee or consultant or any affiliate of such Persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Peninsula or its subsidiaries (i) in a particular manner or to a particular locality or geographic region; or (ii) for a limited period of time.

(d)

The execution, delivery and performance of this Agreement does not and will not result in the restriction of Peninsula, or its subsidiaries, from engaging in its business or from competing with any Person or in any geographical area and do not and will not result in a Material Adverse Effect on its business or trigger or cause to arise any rights of any Person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by Peninsula, and its subsidiaries.

18.

Capitalization

The authorized share capital of Peninsula consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 8,661,644 Peninsula Shares and no preferred shares are issued and outstanding.  As of the date hereof, 5,000,000 Peninsula Shares are issuable pursuant to the exercise of outstanding Peninsula Warrants.  Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Peninsula of any securities of Peninsula (including the Peninsula Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Peninsula (including the Peninsula Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Peninsula.  All outstanding Peninsula Shares have been duly authorized and validly issued, are fully paid and non-assessable and all Peninsula Shares issuable upon exercise of outstanding Peninsula Warrants in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

19.

No Material Adverse Change

Since the date of the Peninsula Financial Statements and except as disclosed in the Peninsula Disclosure Letter:

(i)

there has been no Material Adverse Change (or any condition, event or development involving a prospective change that could be materially adverse to Peninsula) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Peninsula;

(ii)

Peninsula has conducted its business only in the ordinary and normal course; and

(iii)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Peninsula has been incurred other than in the ordinary and normal course of business.

20.

No Assets

Except as set forth in the Peninsula Disclosure Letter, Peninsula has no assets other than cash and immaterial office equipment.

21.

No Undisclosed Material Liabilities

Except for liabilities and obligations: (i) incurred in the ordinary course of business; (ii) pursuant to the terms of this Agreement (including, without limitation, fees, costs and expenses incurred in connection with the Peninsula Special Meeting and the Arrangement); or (iii) as disclosed to Zodiac in the Peninsula Disclosure Letter, Peninsula has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by GAAP to be reflected on a balance sheet of Peninsula) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

22.

Debt and Working Capital

As of the date hereof, Peninsula has no debt and a working capital position of $275,000.

23.

Impairment

No material right, franchise or licence of Peninsula will be impaired or otherwise adversely affected by the entering into of this Agreement or the consummation of the Arrangement and neither the entering into of this Agreement nor the consummation of the Arrangement will result in a Material Adverse Change.

24.

Brokerage Fees

Except as disclosed in the Peninsula Disclosure Letter, Peninsula has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

25.

Conduct of Business

Except as disclosed in the Peninsula Disclosure Letter, since June 30, 2009, Peninsula has not: (i) amended the Peninsula Governing Documents; (ii) made any change in its accounting principles and practices as previously applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to shareholders. Since June 30, 2009, Peninsula has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of Peninsula’s ordinary and historical business practices, other than violations which would not have any Material Adverse Effect on Peninsula or would materially affect Peninsula’s ability to consummate the transactions contemplated hereby.

26.

Reports and Financial Statements

The Peninsula Financial Statements have been prepared in accordance with GAAP on a consistent basis with prior periods (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Peninsula’s independent accountants; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present, in accordance with GAAP, the financial position and condition of Peninsula at the dates thereof and, results of operations and changes in financial position of Peninsula and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Peninsula as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

27.

Subsidiaries

Peninsula has no subsidiaries, other than Peninsula Resources (Barbados) Limited and AcquisitionCo.

28.

Litigation

There are no actions, suits, proceedings or investigations pending, or to the knowledge of Peninsula, contemplated or threatened against or affecting Peninsula, or its subsidiaries, at law or in equity, before or by any Governmental Entity of any kind, nor to its knowledge are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to have a Material Adverse Effect on Peninsula.  Peninsula is not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Peninsula or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

29.

Books and Records

The minute books of Peninsula, and its subsidiaries, are and will be at Closing correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof.  Except as disclosed in the Peninsula Disclosure Letter, the books of account and other records, whether of a financial or accounting nature or otherwise, of Peninsula, and its subsidiaries, have been maintained in accordance with prudent business practices and are complete and accurate in all material respects.

30.

Data and Information

To the knowledge of Peninsula, the data and information in respect of Peninsula and its assets, liabilities, business, operations and capital provided by Peninsula to Zodiac was and is accurate and correct in all material respects as at the respective dates thereof and did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

31.

Environmental

(a)

Peninsula is not aware of, nor has received:

(i)

any order or directive which relates to environmental matters that would have a Material Adverse Effect on Peninsula, and its subsidiaries, taken as a whole, and which requires any material work, repairs, construction, or capital expenditures; or

(ii)

any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Peninsula, and its subsidiaries, taken as a whole, or business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

(b)

To the knowledge of Peninsula, all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature (“Environmental Permits”) necessary for the ownership, operation, development, maintenance, or use of any of its assets have been obtained and maintained in effect.

(c)

To the knowledge of Peninsula, Peninsula and its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all applicable Laws relating to the protection of the environment and employees and public health and safety (for the purposes of this Schedule “C”, the “Environmental Laws”) and with all terms and conditions of all Environmental Permits, and all prior instances of non-compliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters.

(d)

No investigations or complaints by any Governmental Entity with respect to any environmental matter pertaining to or affecting the business or the assets of Peninsula, and its subsidiaries, taken as a whole, is currently outstanding or threatened to the knowledge of Peninsula.

(e)

To the knowledge of Peninsula, all known spills or similar incidents pertaining to or affecting the business or the assets of Peninsula, and its subsidiaries, taken as a whole, have been reported to the appropriate Governmental Entity to the extent required by Environmental Laws.

(f)

To the knowledge of Peninsula, all waste disposal pertaining to or affecting the business or the assets of Peninsula, and its subsidiaries, taken as a whole, has been and is being conducted in accordance with all applicable Environmental Laws.

(g)

To the knowledge of Peninsula, its and its subsidiaries’ assets are free of all material environmental contamination, including any patent or latent environmental contamination of the atmosphere, air, soil, subsoil, groundwater or surface waters within or adjacent to its business or the assets.

(h)

Peninsula is not aware of any Releases which have not been rectified, on any of the properties or assets owned or leased by Peninsula, and its subsidiaries, taken as a whole, or in which it has an interest or over which it has control; except for any such Releases which, in aggregate, would not have a Material Adverse Effect on Peninsula, and its subsidiaries, taken as a whole.

32.

Compliance

Except as disclosed in the Peninsula Disclosure Letter, Peninsula has complied with and is in compliance with all Laws, the Peninsula Governing Documents and all material contracts, agreements and instruments to which it is a party, except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to Peninsula, or materially affect the ability of Peninsula to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.  There is no legal impediment to Peninsula’s consummation of the transactions contemplated by this Agreement.  Other than as contemplated by this Agreement, no filing or registration with, or authorization, consent or approval of, any Governmental Entity is necessary by Peninsula in connection with the consummation of the transactions, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any Material Adverse Effect on the ability of Peninsula to consummate the transactions contemplated hereby.

33.

Restrictions on Business Activities

Except as set forth in the Peninsula Disclosure Letter, there is no agreement, judgment, injunction, order, decree, understanding or other restriction with any Person binding upon Peninsula which has or could have the effect of materially restricting, prohibiting or impairing:

(a)

any current or currently proposed business practice of Peninsula;

(b)

Peninsula from carrying on its business with any customer or within any geographic region;

(c)

any acquisition of property by Peninsula; or

(d)

the conduct of business by Peninsula as currently conducted or as currently proposed to be conducted by Peninsula.

34.

Permits and Licenses

Peninsula has not received notice of any material violation of or investigation relating to any Law with respect to its assets, business or operations and to its knowledge, Peninsula, and its subsidiaries, holds all permits, licenses and other authorizations which are required under Laws to be held by it relating to its assets, business or operations. The assets of Peninsula and its subsidiaries operated and maintained by them are in compliance with all terms and conditions of such Laws, permits, licenses and authorizations in all material respects.

35.

Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of Peninsula’s business have been provided to Zodiac and each such permit, licence, approval, certificate and other right and authorization is valid and subsisting and Peninsula is not in default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations.

36.

Employment Agreements

Particulars of the Peninsula Officer Obligations and true and accurate copies of all written agreements between Peninsula and any of its respective employees, officers, directors and consultants have been provided to Zodiac and Peninsula is not a party to any other written or verbal employment or consulting agreement which provides for payment to any officer, employee or consultant whatsoever by Peninsula on a change of control or severance of employment or a consulting arrangement, and Peninsula agrees not to amend the terms and conditions of any of the foregoing.

37.

Related Party Transactions and Indebtedness

No director, officer, insider or other non-arm’s length party of Peninsula (or any affiliate thereof) has entered into a material contract or transaction with, or is indebted to, Peninsula.

38.

Employee Benefit Plans

Peninsula does not have any employee benefit, pension and/or bonus plans.

39.

Tax Matters

(a)

All Tax Returns required to be filed by or on behalf of Peninsula have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Peninsula with respect to items or periods covered by such Tax Returns.

(b)

Peninsula has paid or provided adequate accruals in their financial statements for the year ended June 30, 2009 and for the period ended March 31, 2010 for Taxes in conformity with GAAP.

(c)

For the year ended June 30, 2009, Peninsula has made available to Zodiac true and complete copies of: (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Peninsula or on behalf of Peninsula relating to Taxes; and (ii) all material Tax Returns for Peninsula.

(d)

No material deficiencies exist or have been asserted with respect to Taxes or Tax Returns of Peninsula; Peninsula is not a party to any material action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to the knowledge of Peninsula threatened against Peninsula or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Peninsula; and the Tax Returns of Peninsula have not been audited by a government or taxing authority within the last three years, nor is any such audit in process or to the knowledge of Peninsula pending or threatened.

(e)

Peninsula has not made or agreed to make any tax election or designations, entered into any tax agreements, filed any tax consents or waivers, or entered into any agreements with any federal, provincial, state, local, municipal or other tax authority with respect to itself or its assets.

(f)

Peninsula has provided adequate accruals in its financial statements for the year ended June 30, 2009 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Peninsula arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Peninsula.

(g)

As at June 30, 2009, Peninsula had available for deduction against future taxable income, tax pools as set forth in the financial statements of Peninsula for the year then ended.

40.

Insurance

Policies of insurance in force as of the date hereof naming Peninsula as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Peninsula.  All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby.

41.

Property

To the knowledge of Peninsula, all leases, licenses, permits and other rights to exploit crude oil and natural gas pursuant to which Peninsula, and its subsidiaries, (whether as lessee or lessor) is a party are in good standing, valid and effective and there is not, under such leases, any existing or prospective default or event of default or event which, with notice or lapse of time or both, would constitute a default by Peninsula, or its subsidiaries, which, individually or in aggregate, would have a Material Adverse Effect on Peninsula, and its subsidiaries, taken as a whole, and in respect to which Peninsula has not taken adequate steps to prevent such default from occurring.

42.

Shareholder Rights Plan

Peninsula does not have a shareholder rights plan or other form of plan, agreement, contract or instrument that will trigger any rights to acquire Peninsula Shares or other securities of Peninsula or rights, entitlements, privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement.

43.

Investments

Peninsula is not the beneficial or registered owner of and has not agreed to acquire any (a) commercial paper, governmental obligations, treasury bills or money market instruments, (b) similar liquid securities intended to provide for the preservation of principal, and (c) money market mutual funds or other investment pools that invest primarily in one or more of the foregoing.

44.

Confidentiality Agreements

Peninsula has not released the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by Peninsula.

45.

Reporting Issuer

Peninsula is a “reporting issuer” or equivalent in Alberta and British Columbia and the outstanding Peninsula Shares are listed and posted for trading on the TSX Venture Exchange NEX Board.

46.

Transfer Agent

Computershare Investor Services, Inc., at is principal offices in Vancouver, British Columbia is the duly appointed registrar and transfer agent of Peninsula with respect to the Peninsula Shares.

47.

Trading of Common Shares

No Governmental Entity or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Peninsula, no such proceeding is, to the knowledge of Peninsula, pending, contemplated or threatened and Peninsula is not, to its knowledge, in default of any requirement of any Securities Laws applicable to Peninsula or the Peninsula Shares.

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO

AcquisitionCo hereby represents and warrants to Zodiac as follows and acknowledge that both Zodiac is relying upon these representations and warranties in connection with its entering into the Agreement:

1.

Organization and Qualification

AcquisitionCo is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  Copies of the constating documents of AcquisitionCo provided to Zodiac, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

2.

Authority Relative to this Agreement

AcquisitionCo has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by AcquisitionCo’s board of directors, and no other corporate proceedings on the part of AcquisitionCo are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by AcquisitionCo and constitutes a legal, valid and binding obligation of AcquisitionCo enforceable against AcquisitionCo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity.

3.

No Violations

(a)

Neither the execution and delivery of this Agreement by AcquisitionCo, the completion of the transactions contemplated hereby nor the fulfillment and compliance by AcquisitionCo with any of the terms and provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of AcquisitionCo under, any of the terms, conditions or provisions of (x) the AcquisitionCo Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which AcquisitionCo is a party or to which it, or its properties or assets, may be subject or by which AcquisitionCo is bound; or (ii) subject to compliance with the legislation referred to in Section 3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to AcquisitionCo (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of AcquisitionCo or on the ability of AcquisitionCo to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on AcquisitionCo.

D-2

(b)

Other than in connection with or in compliance with the provisions of Corporate Laws and Securities Laws: (i) there is no legal impediment to AcquisitionCo’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is necessary by AcquisitionCo in connection with the consummation of the transactions contemplated by this Agreement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of AcquisitionCo to consummate the transactions contemplated hereby.

4.

Capitalization

The authorized share capital of AcquisitionCo consists of an unlimited number of common shares, of which, at the date hereof, one (1) AcquisitionCo common share is issued and outstanding to Peninsula.

5.

Litigation

There are no actions, suits, proceedings or investigations pending, or to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo at law or in equity, before or by any Governmental Entity, of any kind, nor to its knowledge are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to have a Material Adverse Effect on AcquisitionCo.

6.

Consents, Approvals

No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required by or with respect to AcquisitionCo in connection with the execution and delivery of this Agreement by AcquisitionCo, the performance of its obligations hereunder or the consummation by AcquisitionCo of the transactions contemplated hereby other than:

(a)

the approval of Peninsula, being the sole shareholder of AcquisitionCo, of the Arrangement,

(b)

any filings with the Registrar, and

(c)

any other consents, approvals, orders, authorizations, registrations, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on AcquisitionCo or prevent or delay the consummation of the Arrangement or materially impair AcquisitionCo’s ability to perform its obligations hereunder.

7.

Business

AcquisitionCo has not carried on any active business.

D-3

8.

Assets and Liabilities

AcquisitionCo has no assets or liabilities other than nominal share capital.

SCHEDULE “E”

REPRESENTATIONS AND WARRANTIES OF ZODIAC

Zodiac hereby represents and warrants to Peninsula and AcquisitionCo as follows and acknowledges that Peninsula and AcquisitionCo are relying upon these representations and warranties in connection with the entering into of this Agreement:

9.

Organization and Qualification

Zodiac is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  Zodiac is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Zodiac.  Copies of the Zodiac Governing Documents provided to Peninsula and AcquisitionCo, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

10.

Organization and Qualification of Subsidiaries

Each of Zodiac’s subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  Each subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Zodiac and its subsidiaries, taken as a whole.

11.

Authority Relative to this Agreement

Zodiac has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by Zodiac’s board of directors, and no other corporate proceedings, other than the approval of the Zodiac Arrangement Resolution by the Zodiac Shareholders, on the part of Zodiac are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Zodiac and constitutes a legal, valid and binding obligation of Zodiac enforceable against Zodiac in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity.

12.

No Violations

(a)

Neither the execution and delivery of this Agreement by Zodiac, the completion of the transactions contemplated hereby nor the fulfillment and compliance by Zodiac with any of the terms and provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Zodiac and its subsidiaries taken as a whole, under any of the terms, conditions or provisions of (x) the Zodiac Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Zodiac is a party or to which it, or its properties or assets, may be subject or by which Zodiac is bound; or (ii) subject to compliance with the legislation referred to in Section 4(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Zodiac (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of Zodiac or on the ability of Zodiac to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Zodiac, and its subsidiaries, taken as a whole.

(b)

Except as contemplated by this Agreement and other than in connection with or in compliance with the provisions of Corporate Laws and Securities Laws: (i) there is no legal impediment to Zodiac’s consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is necessary by Zodiac in connection with the consummation of the transactions contemplated by this Agreement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Zodiac to consummate the transactions contemplated hereby.

(c)

Except as set forth in the Zodiac Disclosure Letter, there is no non-competition, area of mutual interest, right of first refusal, right of first offer, change of control, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Zodiac or its subsidiaries, or, to the knowledge of Zodiac, any director, officer, employee or consultant or any affiliate of such Persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Zodiac or its subsidiaries (i) in a particular manner or to a particular locality or geographic region; or (ii) for a limited period of time.

(d)

The execution, delivery and performance of this Agreement does not and will not result in the restriction of Zodiac, or its subsidiaries, from engaging in its business or from competing with any Person or in any geographical area and do not and will not result in a Material Adverse Effect on its business or trigger or cause to arise any rights of any Person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by Zodiac, and its subsidiaries.

13.

Capitalization

The authorized share capital of Zodiac consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 114,855,845 Zodiac Shares and no preferred shares are issued and outstanding.  As of the date hereof, 6,740,002 Zodiac Shares are issuable pursuant to the exercise of outstanding Zodiac Options, 7,000,000 Zodiac Shares are issuable pursuant to the exercise of outstanding Zodiac Performance Warrants and 50,186,249 Zodiac Shares are issuable pursuant to the exercise of outstanding Zodiac Warrants.  Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Zodiac of any securities of Zodiac (including the Zodiac Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Zodiac (including the Zodiac Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Zodiac.  All outstanding Zodiac Shares have been duly authorized and validly issued, are fully paid and non-assessable and all Zodiac Shares issuable upon exercise of outstanding Zodiac Options, Zodiac Performance Warrants or Zodiac Warrants in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

14.

No Material Adverse Change

Since the date of the Zodiac Financial Statements and except as disclosed in the Zodiac Disclosure Letter:

(i)

there has been no Material Adverse Change (or any condition, event or development involving a prospective change that could be materially adverse to Zodiac) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Zodiac;

(ii)

Zodiac has conducted its business only in the ordinary and normal course; and

(iii)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Zodiac has been incurred other than in the ordinary and normal course of business.

15.

Title

Although it does not warrant title, Zodiac does not have reason to believe that it or any of its subsidiaries, as applicable, does not have good and marketable title to their respective interests in their oil and gas properties or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “Interests”) and does represent and warrant that the Interests are free and clear of all liens, charges, encumbrances, restrictions or adverse claims created by, through or under Zodiac except as disclosed in the Zodiac Disclosure Letter or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief, it holds Zodiac and each of its subsidiaries hold their respective Interests under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold such Interests would, in the aggregate, not have a Material Adverse Effect on Zodiac;

16.

Resources

Zodiac made available to Sproule, prior to the issuance of the Zodiac Reports, for the purpose of preparing the Zodiac Reports, all information requested by Sproule which information did not contain any misrepresentation at the time such information was provided.  Except with respect to changes in the prices of oil and gas, Zodiac does not have any knowledge of a material adverse change in resources or other relevant information provided to Sproule since the dates that such information was provided.  Zodiac believes that the Zodiac Reports reasonably presents the resources attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at based upon information available at the time such resource information was prepared, and Zodiac believes that at the date of such report they did not (and as of the date hereof,) overstate the aggregate of such resources  Zodiac has not requested Sproule to evaluate any of the resources subsequent to the effective date of the Zodiac Reports.

17.

No Undisclosed Material Liabilities

Except for liabilities and obligations: (i) incurred in the ordinary course of business; (ii) pursuant to the terms of this Agreement; or (iii) as disclosed to Peninsula in the Zodiac Disclosure Letter, Zodiac has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by GAAP to be reflected on a balance sheet of Zodiac) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

18.

Debt and Working Capital

As of the date hereof, Zodiac has no debt and a working capital position of $13,000,000.

19.

Production

Zodiac has no current oil and gas production.

20.

Impairment

No material right, franchise or licence of Zodiac will be impaired or otherwise adversely affected by the entering into of this Agreement or the consummation of the Arrangement and neither the entering into of this Agreement nor the consummation of the Arrangement will result in a Material Adverse Change.

21.

Brokerage Fees

Except as disclosed in the Zodiac Disclosure Letter, including the fee payable to Canaccord Genuity Corp., Zodiac has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

22.

Conduct of Business

Except as disclosed in the Zodiac Disclosure Letter, since December 31, 2009, Zodiac has not: (i) amended the Zodiac Governing Documents; (ii) made any change in its accounting principles and practices as previously applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to shareholders. Since December 31, 2009, Zodiac has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of Zodiac’s ordinary and historical business practices, other than violations which would not have any Material Adverse Effect on Zodiac or would materially affect Zodiac’s ability to consummate the transactions contemplated hereby.

23.

Reports and Financial Statements

The Zodiac Financial Statements have been prepared in accordance with GAAP on a consistent basis with prior periods (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Zodiac’s independent accountants; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present, in accordance with GAAP, the financial position and condition of Zodiac at the dates thereof and, results of operations and changes in financial position of Zodiac and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Zodiac as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

24.

Subsidiaries

Zodiac has no subsidiaries, other than Zodiac USA Corp. (Nevada), Zodiac Kentucky LLC (Nevada) and Zodiac Energy LLC (Nevada).

25.

Litigation

There are no actions, suits, proceedings or investigations pending, or to the knowledge of Zodiac, contemplated or threatened against or affecting Zodiac, or its subsidiaries, at law or in equity, before or by any Governmental Entity of any kind, nor to its knowledge are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to have a Material Adverse Effect on Zodiac.  Zodiac is not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Zodiac or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

26.

Books and Records

The minute books of Zodiac, and its subsidiaries, are and will be at Closing correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof.  Except as disclosed in the Zodiac Disclosure Letter, the books of account and other records, whether of a financial or accounting nature or otherwise, of Zodiac, and its subsidiaries, have been maintained in accordance with prudent business practices and are complete and accurate in all material respects.

27.

Data and Information

To the knowledge of Zodiac, the data and information in respect of Zodiac and its assets, liabilities, business, operations and capital provided by Zodiac to Peninsula was and is accurate and correct in all material respects as at the respective dates thereof and did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

28.

Environmental

(a)

Zodiac is not aware of, nor has received:

(i)

any order or directive which relates to environmental matters that would have a Material Adverse Effect on Zodiac, and its subsidiaries, taken as a whole, and which requires any material work, repairs, construction, or capital expenditures; or

(ii)

any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Zodiac, and its subsidiaries, taken as a whole, or business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

(b)

To the knowledge of Zodiac, all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature (“Environmental Permits”) necessary for the ownership, operation, development, maintenance, or use of any of its assets have been obtained and maintained in effect.

(c)

To the knowledge of Zodiac, Zodiac and its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all applicable Laws relating to the protection of the environment and employees and public health and safety (for the purposes of this Schedule “E”, the “Environmental Laws”) and with all terms and conditions of all Environmental Permits, and all prior instances of non-compliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters.

(d)

No investigations or complaints by any Governmental Entity with respect to any environmental matter pertaining to or affecting the business or the assets of Zodiac, and its subsidiaries, taken as a whole, is currently outstanding or threatened to the knowledge of Zodiac.

(e)

To the knowledge of Zodiac, all known spills or similar incidents pertaining to or affecting the business or the assets of Zodiac, and its subsidiaries, taken as a whole, have been reported to the appropriate Governmental Entity to the extent required by Environmental Laws.

(f)

To the knowledge of Zodiac, all waste disposal pertaining to or affecting the business or the assets of Zodiac, and its subsidiaries, taken as a whole, has been and is being conducted in accordance with all applicable Environmental Laws.

(g)

To the knowledge of Zodiac, its and its subsidiaries’ assets are free of all material environmental contamination, including any patent or latent environmental contamination of the atmosphere, air, soil, subsoil, groundwater or surface waters within or adjacent to its business or the assets.

(h)

Zodiac is not aware of any Releases which have not been rectified, on any of the properties or assets owned or leased by Zodiac, and its subsidiaries, taken as a whole, or in which it has an interest or over which it has control; except for any such Releases which, in aggregate, would not have a Material Adverse Effect on Zodiac, and its subsidiaries, taken as a whole.

29.

Compliance

Except as disclosed in the Zodiac Disclosure Letter, Zodiac has complied with and is in compliance with all Laws, the Zodiac Governing Documents and all material contracts, agreements and instruments to which it is a party, except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to Zodiac, or materially affect the ability of Zodiac to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.  There is no legal impediment to Zodiac’s consummation of the transactions contemplated by this Agreement.  Other than as contemplated by this Agreement, no filing or registration with, or authorization, consent or approval of, any Governmental Entity is necessary by Zodiac in connection with the consummation of the transactions, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any Material Adverse Effect on the ability of Zodiac to consummate the transactions contemplated hereby.

30.

Restrictions on Business Activities

Except as set forth in the Zodiac Disclosure Letter, there is no agreement, judgment, injunction, order, decree, understanding or other restriction with any Person binding upon Zodiac which has or could have the effect of materially restricting, prohibiting or impairing:

(a)

any current or currently proposed business practice of Zodiac;

(b)

Zodiac from carrying on its business with any customer or within any geographic region;

(c)

any acquisition of property by Zodiac; or

(d)

the conduct of business by Zodiac as currently conducted or as currently proposed to be conducted by Zodiac.

31.

Permits and Licenses

Zodiac has not received notice of any material violation of or investigation relating to any Law with respect to its assets, business or operations and to its knowledge, Zodiac, and its subsidiaries, holds all permits, licenses and other authorizations which are required under Laws to be held by it relating to its assets, business or operations. The assets of Zodiac and its subsidiaries operated and maintained by them are in compliance with all terms and conditions of such Laws, permits, licenses and authorizations in all material respects.

32.

Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of Zodiac’s business have been provided to Peninsula and each such permit, licence, approval, certificate and other right and authorization is valid and subsisting and Zodiac is not in default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations.

33.

Employment Agreements

Particulars of the Zodiac Officer Obligations and true and accurate copies of all written agreements between Zodiac and any of its respective employees, officers, directors and consultants have been provided to Peninsula and Zodiac is not a party to any other written or verbal employment or consulting agreement which provides for payment to any officer, employee or consultant whatsoever by Zodiac on a change of control or severance of employment or a consulting arrangement, and Zodiac agrees not to amend the terms and conditions of any of the foregoing.

34.

Related Party Transactions and Indebtedness

No director, officer, insider or other non-arm’s length party of Zodiac (or any affiliate thereof) has entered into a material contract or transaction with, or is indebted to, Zodiac.

35.

Employee Benefit Plans

Zodiac does not have any employee benefit, pension and/or bonus plans.

36.

Tax Matters

(a)

All Tax Returns required to be filed by or on behalf of Zodiac have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Zodiac with respect to items or periods covered by such Tax Returns.

(b)

Zodiac has paid or provided adequate accruals in their financial statements for the year ended December 31, 2009 and for the period ended March 31, 2010 for Taxes in conformity with GAAP.

(c)

For the year ended December 31, 2009, Zodiac has made available to Peninsula true and complete copies of: (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Zodiac or on behalf of Zodiac relating to Taxes; and (ii) all material Tax Returns for Zodiac.

(d)

No material deficiencies exist or have been asserted with respect to Taxes or Tax Returns of Zodiac; Zodiac is not a party to any material action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to the knowledge of Zodiac threatened against Zodiac or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Zodiac; and the Tax Returns of Zodiac have not been audited by a government or taxing authority within the last three years, nor is any such audit in process or to the knowledge of Zodiac pending or threatened.

(e)

Zodiac has not made or agreed to make any tax election or designations, entered into any tax agreements, filed any tax consents or waivers, or entered into any agreements with any federal, provincial, state, local, municipal or other tax authority with respect to itself or its assets.

(f)

Zodiac has provided adequate accruals in its financial statements for the year ended December 31, 2009 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Zodiac arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Zodiac.

(g)

As at December 31, 2009, Zodiac had available for deduction against future taxable income, tax pools as set forth in the financial statements of Zodiac for the year then ended.

37.

Insurance

Policies of insurance in force as of the date hereof naming Zodiac as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Zodiac.  All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby.

38.

Property

To the knowledge of Zodiac, all leases, licenses, permits and other rights to exploit crude oil and natural gas pursuant to which Zodiac, and its subsidiaries, (whether as lessee or lessor) is a party are in good standing, valid and effective and there is not, under such leases, any existing or prospective default or event of default or event which, with notice or lapse of time or both, would constitute a default by Zodiac, or its subsidiaries, which, individually or in aggregate, would have a Material Adverse Effect on Zodiac, and its subsidiaries, taken as a whole, and in respect to which Zodiac has not taken adequate steps to prevent such default from occurring.

39.

Shareholder Rights Plan

Zodiac does not have a shareholder rights plan or other form of plan, agreement, contract or instrument that will trigger any rights to acquire Zodiac Shares or other securities of Zodiac or rights, entitlements, privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement.

40.

Investments

Zodiac is not the beneficial or registered owner of and has not agreed to acquire any (a) commercial paper, governmental obligations, treasury bills or money market instruments, (b) similar liquid securities intended to provide for the preservation of principal, and (c) money market mutual funds or other investment pools that invest primarily in one or more of the foregoing.

41.

Confidentiality Agreements

Zodiac has not released the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by Zodiac.

SCHEDULE “F”

FORMS OF RESIGNATION AND RELEASE

RESIGNATION AND MUTUAL RELEASE
PENINSULA RESOURCES LTD.

42.

RESIGNATION

___________________________, hereby resigns as an officer, employee, consultant and/or director of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable, effective ______________, 2010 (the “Effective Date”).

43.

RELEASE

For good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, _________________________ does for himself and his heirs, executors, administrators and assigns (hereinafter collectively referred to as “Releasor”), forever release, remise and discharge PENINSULA RESOURCES LTD., ZODIAC EXPLORATION CORP., 1543081 ALBERTA LTD. and their subsidiaries, successors, affiliates and partners and all their officers, directors, employees, agents, insurers and assigns (hereinafter collectively referred to as the “Company”), jointly and severally from any and all actions, causes of actions, contracts, (whether express or implied), claims and demands for damages, loss, or injury, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity, which against the Company, the Releasor ever had, now has, or can hereafter have by reasons of or existing out of any causes whatsoever existing up to and inclusive of the date of this Release, including but without limiting the generality of the foregoing:

(a)

the Releasor being a director and/or officer of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable;

(b)

the Releasor’s resignation as a director and/or officer of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable;

(c)

any and all claims for damages, salary, wages, vacation pay, commissions, bonuses, expenses, allowances, share options, change of control pay, director’s fees or any other benefits arising out of the Releasor being an employee, director or officer of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable, up to and including the Effective Date; and

(d)

any and all termination pay arising out of the Releasor resigning as a director or officer of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable.

44.

COMPANY RELEASE

For good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Company forever releases, remises and discharges the Releasor, jointly and severally from any and all actions, causes of actions, contracts, (whether express or implied), claims and demands for damages, loss, or injury, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity, which against the Releasor, the Company ever had, now has, or can hereafter have by reasons of or existing out of any causes whatsoever existing up to and inclusive of the date of this Release, including but without limiting the generality of the foregoing the Releasor being a director and officer of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable.  Notwithstanding anything to the contrary contained herein, this Release does not apply to any claims arising from fraud, criminal conduct, deceitful conduct, gross negligence or breach of fiduciary duty.

F-2

45.

INDEMNITY

Notwithstanding anything contained herein, this Release shall not extend to or affect, or constitute a release of the Releasor’s right to sue, claim against or recover from the Company and shall not constitute an agreement to refrain from bringing, taking or maintaining any action against the Company in respect of:

(a)

any corporate indemnity existing by statute, contract or pursuant to any of the constating documents of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable, provided in my favour in respect of my having acted at any time as a director, officer or both of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable; or

(b)

the Releasor’s entitlement to any insurance maintained for the benefit or protection of existing or former directors and/or officers of Peninsula Resources Ltd. and/or 1543081 Alberta Ltd., as applicable, including without limitation, directors’ and officers’ liability insurance.

46.

CONTRIBUTION

IN CONSIDERATION of the aforesaid mutual release, the parties hereby covenant and agree not to make any claims or to commence or maintain any action or proceedings, against any person or corporation in which any claim could arise against each other for contribution and indemnity or otherwise in respect of the matters for which the aforesaid mutual release has been provided (except as permitted by section 3 and 4 hereof).

47.

GENERAL

THE PARTIES HEREBY DECLARE that the parties hereto have had the opportunity to seek independent legal advice with respect to the matters addressed in this Resignation & Mutual Release and that each party fully understands this Resignation & Mutual Release.  The Releasor acknowledges that he has not been influenced by any representations or statements made by or on behalf of the Company.

THE PARTIES AGREE that this Resignation & Mutual Release may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

DATED at the City of Calgary, in the Province of Alberta, this _____ day of ______________, 2010.

PENINSULA RESOURCES LTD.
Per:

1543081 ALBERTA LTD.
Per:

ZODIAC EXPLORATION CORP.
Per:

Witness